Filed pursuant to Rule 424(b)(3)

SEC File No. 333-127366

Subject to Completion, dated March 27, 2006

Prospectus supplement

To prospectus dated August 25, 2005

9,000,000 shares of

Common stock

We are selling 4,500,000 shares of our common stock. In addition, J.P. Morgan Securities Inc. and UBS Securities LLC, or their affiliates are, at our request, borrowing from third parties and selling 4,500,000 shares of our common stock in connection with forward sale agreements between us and affiliates of J.P. Morgan Securities Inc. and UBS Securities LLC, whom we refer to as the forward purchasers. If either forward purchaser or its affiliates does not borrow and sell all of the shares of common stock to be sold by it, we will issue and sell the additional shares of common stock that such forward purchaser or its affiliates does not borrow and sell.

We will not receive any proceeds from the sale of shares of common stock by the forward purchasers. We expect to settle the forward sale agreements and receive proceeds, subject to certain adjustments, from the sale of those shares only upon one or more future physical settlements of the forward sale agreements on a date or dates specified by us within approximately one year from the date of this prospectus supplement. If we elect to settle the forward sale agreements in cash, we may not receive any proceeds and we may owe cash to the forward purchasers. See “Underwriting—Forward sale agreements”.

Our common stock trades on the New York Stock Exchange (NYSE) under the symbol “NHP.” On March 24, 2006, the last reported sales price of our common stock on the NYSE was $23.09 per share.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us(1)	$	$

(1)	We will receive estimated net proceeds, before expenses, of $ upon settlement of the offering of shares of common stock by us and expect to receive proceeds in the amount of approximately $ upon physical settlement in common stock of the forward sale agreements, subject to certain adjustments pursuant to the forward sale agreements, which settlement will be within approximately one year from the date of this prospectus supplement. For purposes of calculating the aggregate net proceeds, we have assumed that the forward sale agreements are physically settled in common stock based upon the aggregate initial forward sale price of $ . See “Underwriting—Forward sale agreements”.

In connection with the sale of shares we are offering, the underwriters may also purchase up to an additional 1,350,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise their option in full, the total underwriting discounts and commissions payable by us will be $                    , and our total net proceeds from the sale of shares by us and assuming that we physically settle the forward sale agreements in our common stock, before expenses, will be $                    .

You should carefully read and consider the “ Risk factors” beginning on page S-6 of this prospectus supplement and on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the shares of common stock as set forth under “Underwriting”. Delivery of the shares of common stock will be made on or about April     , 2006.

Joint Book-Running Managers

JPMorgan	UBS Investment Bank

A.G. Edwards	Wachovia Securities

Banc of America Securities LLC	Cohen & Steers	Cantor Fitzgerald & Co.

The date of this prospectus supplement is March     , 2006.

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this prospectus supplement and the accompanying prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus, respectively, or that information contained in any document incorporated or deemed to be incorporated by reference is accurate as of any date other than the date of that document.

The distribution of this prospectus supplement and the accompanying prospectus in some jurisdictions may be restricted by law. Persons who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

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Prospectus supplement summary

This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference herein and therein, including the financial statements and related notes, before making an investment decision. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the over-allotment option granted to the underwriters is not exercised.

The company

Nationwide Health Properties, Inc., a Maryland corporation incorporated on October 14, 1985, is a real estate investment trust (REIT) specializing in investments in health care related senior housing and long-term care properties. Whenever we refer herein to “NHP,” the “Company” or to “us” or use the terms “we” or “our,” we are referring to Nationwide Health Properties, Inc. and its subsidiaries, unless the context otherwise requires.

We primarily make our investments by acquiring an ownership interest in facilities and leasing them to unaffiliated tenants under “triple-net” “master” leases that pass all facility operating costs (insurance, property taxes, utilities, maintenance, capital improvements, etc.) through to the tenant. In addition, but to a much lesser extent, we extend mortgage loans and other financing to healthcare operators. As of December 31, 2005, about 96% of our revenues are derived from our leases, with the remaining 4% from our mortgage loans and other financing.

At December 31, 2005, we had investments in 417 facilities located in 39 states and we had direct ownership of:

•	211 assisted and independent living facilities;

•	176 skilled nursing facilities;

•	6 continuing care retirement communities; and

•	7 specialty hospitals.

Additionally, at December 31, 2005, we held 12 mortgage loans secured by 15 skilled nursing facilities, one assisted and independent living facility; and one continuing care retirement community.

As of December 31, 2005, the facilities we have investments in are operated by 74 different tenants, including the following publicly traded companies:

Number of Facilities Operated
American Retirement Corporation	16
Beverly Enterprises, Inc. (1)	28
Brookdale Senior Living, Inc.	100
Emeritus Corporation	23
Extendicare, Inc.	5
Genesis Healthcare	4
HEALTHSOUTH Corporation	2
Kindred Healthcare, Inc.	1
Sun Healthcare Group, Inc.	4

(1)	Note: Beverly was taken private subsequent to 12/31/05

Recent developments

Dividend Increase

On January 31, 2006 we increased our quarterly common dividend to $0.38 per share, a 2.7% increase from the previous dividend of $0.37 per share.

Acquisition of Hearthstone Assisted Living, Inc.

On March 22, 2006 we entered into definitive agreements for the acquisition and master leaseback of the real estate holdings of Hearthstone Assisted Living, Inc., or Hearthstone. We refer to this transaction in this prospectus supplement as the Acquisition.

Key Transaction Highlights:

•	Pursuant to the definitive agreements, we will acquire the entire holdings of Hearthstone, a portfolio of 32 assisted living and Alzheimer’s facilities located in ten states, in a transaction valued at $419 million plus an estimated $12 million of debt defeasance and closing costs.

•	Hearthstone’s current occupancy rate is approximately 89% and consists of 3,097 units, which are comprised of studios, suites and two-bedroom companion apartments counted as two units.

•	Substantially all of Hearthstone’s revenue is derived from private-pay sources.

•	In tandem with the Acquisition, Hearthstone’s President and Chief Executive Officer Tim Hekker and partners will acquire 100% ownership of the company that will operate Hearthstone facilities, which we refer to as New Hearthstone.

•	Hearthstone has granted us an exclusive acquisition right on its next $150 million of potential new investments, as well as a right of first offer/last look on an additional $150 million in new investments.

•	The transaction is anticipated to close by May 31, 2006, subject to real estate, regulatory and other closing conditions. We refer to this transaction in this prospectus supplement as the Acquisition.

We intend to fund a portion of the Acquisition with the proceeds of this offering of common stock and any net proceeds that we receive upon physical settlement in common stock of the forward sale agreements, which together we refer to as the Offering. We also entered into a commitment letter for a $200 million senior unsecured bridge term loan, or the Credit Agreement, with Chase Lincoln First Commercial Corporation. The Credit Agreement will permit us to draw such amount, together with amounts under our existing $700 million credit facility, which we refer to as our existing credit facility, if necessary, to fund the Acquisition. The Credit Agreement will have an initial term of 120 days from the closing date of the Credit Agreement and will be subject to a one-time extension at our option for an additional 90 days if we are not in default. Borrowings under the Credit Agreement will bear interest at prime or LIBOR plus 0.45% during the initial term and LIBOR plus 0.90% during the optional extension period.

We plan to fund the balance of the Acquisition with amounts available under our existing credit facility (under which approximately $380 million is currently available for borrowing), the proceeds of a possible future offering of debt securities, cash on hand, amounts drawn under the

Credit Agreement, or a combination thereof. See “Use of proceeds” and “Unaudited pro forma consolidated financial information.” For a description of our existing credit facility, see our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference. See “Where you can find more information” in the prospectus accompanying this prospectus supplement.

Our corporate information

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660 and our telephone number is (949) 718-4400.

The offering

We are selling 4,500,000 shares of our common stock and the forward purchasers are selling 4,500,000 shares of our common stock in connection with the execution of forward sale agreements between us and the forward purchasers. If either forward purchaser or its affiliates do not borrow and sell all of the shares of common stock to be sold by them, we will issue and sell the additional shares of common stock that such forward purchaser or its affiliates do not borrow and sell. See “Underwriting.”

Common stock offered by us	4,500,000 shares. We have also granted the underwriters an option to purchase up to 1,350,000 additional shares of common stock to cover over-allotments.

Common stock offered by the forward purchasers	4,500,000 shares

Common stock to be outstanding after this Offering, but excluding any shares of common stock to be issued upon physical settlement of the forward sale agreements(1)	73,386,503 shares (74,736,503 shares if the underwriters exercise their over-allotment option in full).

Common stock to be outstanding after this Offering assuming physical settlement in common stock of the forward sale agreements(1)	77,886,503 shares (79,236,503 shares if the underwriters exercise their over-allotment option in full).

NYSE symbol for our common stock	Our common stock is traded on the New York Stock Exchange under the symbol “NHP”.

Use of proceeds	Assuming a public offering price per share of $23.09 we expect to receive approximately $198 million in net proceeds from the sale of common stock to be issued by us in this Offering ($228 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the sale of common stock to be issued by us in this Offering to fund a portion of the Acquisition. There can be no assurance that the conditions required to consummate the Acquisition will be satisfied on the anticipated schedule or at all. See “Use of proceeds” and “Risk factors.”

Use of proceeds upon physical settlement of the forward sale agreements

We intend to use any net proceeds that we receive upon physical settlement of the forward sale agreements to fund a portion of the Acquisition. There can be no assurance that the conditions required to consummate the Acquisition will be satisfied on the anticipated schedule or at all. See “Use of Proceeds” and “Risk Factors.”

(1)	The number of shares of common stock outstanding (a) after the Offering, but excluding any shares of common stock to be issued upon physical settlement of the forward sale agreements and (b) after the Offering and physical settlement in common stock of the forward sale agreements is based on 68,886,503 shares outstanding as of March 24, 2006, which includes 148,532 shares of unvested restricted common stock as of March 24, 2006 and excludes shares of common stock issuable upon exercise of employee stock options and preferred stock.

Summary consolidated financial information

The following table presents summary consolidated financial information. Certain of the summary consolidated financial information has been derived from our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the prospectus accompanying this prospectus supplement. You should read this summary consolidated financial information in conjunction with the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K as well as the Unaudited Pro Forma Consolidated Financial Information in this prospectus supplement.

	Years ended December 31,
(in thousands, except per share data)	2001	2002	2003	2004	2005

Operating data:
Revenues	$152,853	$144,658	$154,851	$179,388	$216,477
Income from continuing operations	53,074	37,395	51,601	66,379	71,550
Income (loss) from discontinued operations	15,264	(841)	1,841	8,443	(1,609)
Net income	68,338	36,554	53,442	74,822	69,941
Preferred stock dividends	(7,677)	(7,677)	(7,677)	(11,802)	(15,622)
Preferred stock redemption charge	—	—	—	—	(795)
Income available to common stockholders	60,661	28,877	45,765	63,020	53,524
Dividends paid on common stock	87,093	90,585	88,566	99,666	100,179

Per share data:
Basic/diluted income from continuing operations available to common stockholders	$0.97	$0.61	$0.79	$0.82	$0.82
Basic/diluted income available to common stockholders	1.30	0.59	0.82	0.95	0.79
Dividends paid on common stock	1.84	1.84	1.57	1.48	1.48

Balance sheet data:
Investments in real estate, net	$1,228,987	$1,345,195	$1,317,969	$1,637,390	$1,786,075
Total assets	1,289,838	1,409,933	1,384,555	1,710,111	1,867,220
Borrowings under unsecured Credit Agreement	35,000	107,000	63,000	186,000	224,000
Senior notes due 2006–2038	564,750	614,750	540,750	470,000	570,225
Notes and bonds payable	91,590	111,303	133,775	187,409	236,278
Stockholders’ equity	555,312	529,140	602,407	815,826	781,032

Other data:
Net cash provided by operating activities	$83,187	$85,734	$93,305	$119,237	$144,182
Net cash (used in) provided by investing activities	75,721	(147,626)	(13,588)	(296,225)	(144,126)
Net cash (used in) provided by financing activities	(155,995)	61,217	(77,378)	174,735	1,476
Diluted weighted average shares outstanding	46,836	48,869	55,654	66,211	67,446

Reconciliation of funds from operations(1):
Net income	$68,338	$36,554	$53,442	$74,822	$69,941
Preferred stock dividends	(7,677)	(7,677)	(7,677)	(11,802)	(15,622)
Preferred stock redemption charge	—	—	—	—	(795)
Real estate related depreciation	35,406	37,173	42,966	47,541	56,670
Depreciation in income from unconsolidated joint venture	—	493	751	745	246
Loss (gain) on sale of facilities	(11,245)	(2,603)	2,725	(3,750)	(4,908)
Loss (gain) on sale of facilities from unconsolidated joint venture	—	—	—	116	(330)

Funds from operations available to common stockholders	$84,822	$63,940	$92,207	$107,672	$105,202

(1)	We believe that funds from operations is an important supplemental measure of operating performance because it excludes the effect of depreciation and gains (losses) from sales of facilities (both of which are based on historical costs which may be of limited relevance in evaluating current performance). Additionally, funds from operations is widely used by industry analysts as a measure of operating performance for equity REITs. We therefore disclose funds from operations, although it is a measurement that is not defined by accounting principles generally accepted in the United States. We calculate funds from operations in accordance with the National Association of Real Estate Investment Trusts’ definition. Funds from operations does not represent cash generated from operating activities as defined by accounting principles generally accepted in the United States (funds from operations does not include changes in operating assets and liabilities) and, therefore, should not be considered as an alternative to net income as the primary indicator of operating performance or to cash flow as a measure of liquidity.

Risk factors

An investment in our common stock involves various risks, including those described below pertaining to our common stock and those described in the accompanying prospectus beginning on page 3 that address the general risks associated with our business. Please see the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus supplement. You should carefully consider such risk factors, together with the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before acquiring shares of our common stock.

Risks related to the Acquisition

We may fail to consummate the Acquisition.

This Offering will be consummated prior to the closing of the Acquisition. The proceeds of the Offering are intended to be used to fund a portion of the Acquisition. The consummation of the Acquisition is itself subject to certain conditions, including the completion of real estate due diligence. We intend to consummate the Acquisition as soon as it is practical; however, there can be no assurance that the conditions required to consummate the Acquisition will be satisfied on the anticipated schedule or at all. In the event that we fail to consummate the Acquisition we will have issued a significant number of additional shares of common stock and we will not have acquired the revenue generating assets that will be required to produce the earnings and cash flow we anticipate the Acquisition will provide. As a result, failure to consummate the Acquisition would adversely affect our earnings per share and our ability to make distributions to holders of shares of our common stock.

We may need to fund a portion of the Acquisition with borrowings under the Credit Agreement. If we are unable to repay this indebtedness, it could have a negative effect on our financial condition.

We will enter into the Credit Agreement in order to assure a source of funding for the Acquisition. In the event we borrow amounts under the Credit Agreement, the terms thereof will require us to repay such amounts no later than 210 days from the closing date of the Credit Agreement. If we are unable to refinance or repay such amounts outstanding under the Credit Agreement by that date, either through the planned issuance of debt securities, borrowings under our existing credit facility, the issuance of additional equity or with cash on hand, if any, such failure would be an event of default under the Credit Agreement. No assurance can be given that any refinancing, additional financing or sale of equity or debt securities will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing.

Risks related to the Forward Sale Agreements

Settlement provisions contained in the forward sale agreements subject us to certain risks.

Each forward purchaser will have the right to accelerate its forward sale agreement and require us to settle on a date specified by the forward purchaser if (1) it is unable to borrow shares of our common stock at or below a specified price or, in its reasonable judgment, it is unable to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us under the physical settlement of its forward sale agreement, (2) we declare any dividend or distribution on shares of our common stock payable in (i) cash in excess of a specified amount, (ii) securities of another company, or (iii) any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price, as determined in each forward purchaser’s reasonable judgment, (3) our board of directors votes to approve a merger of the Company or takeover of the Company or other similar transactions that would require our stockholders to exchange their shares for cash, securities or other property, (4) we announce or disclose any repurchase of our common stock that alone, or in aggregate with other repurchases, would result in the amount of shares underlying the forward sale agreements exceeding a certain threshold or (5) certain other events of default or termination events occur, including, among other things, any material misrepresentation made in connection with entering into the forward sale agreements, our filing for bankruptcy or the delisting of our common stock from the New York Stock Exchange. Each forward purchaser’s decision to exercise its right to require us to settle its forward sale agreement will be made irrespective of our need for capital. In such cases, we could be required to issue and deliver common stock under the terms of the physical settlement provisions of the forward sale agreements irrespective of the status of the Acquisition or any other capital needs, which would result in dilution to our earnings per share, return on equity and dividends per share. In addition, upon certain events of bankruptcy, insolvency or reorganization relating to us, the forward sale agreements will terminate without further liability of either party. Following such termination, we would not issue any shares and we would not receive any proceeds pursuant to the forward sale agreements.

The forward sale agreements will settle within approximately one year following the date of this prospectus supplement and may be settled earlier at our option. The forward sale agreements will be physically settled in our common stock, unless we elect to settle such forward sale agreements in cash. If we decide to physically settle the forward sale agreements, delivery of our shares on any physical settlement of a forward sale agreement will result in dilution to our earnings per share. If we elect cash settlement for all or a portion of the shares of common stock included in the forward sale agreements, we would expect the forward purchasers to repurchase a number of shares equal to the portion for which we elect cash settlement in order to cover its obligation to return the shares of our common stock it has borrowed from third parties in connection with sales of our common stock under this prospectus supplement. In addition, the purchase of our common stock by the forward purchasers to unwind their hedge positions could cause the price of our common stock to increase over time, thereby increasing the amount of cash we would owe to the forward purchasers upon a cash settlement of the forward sale agreements. If the market value of our common stock at the time of the repurchase is above the forward price, we would pay each forward purchaser under its forward sale agreement an amount in cash equal to the difference. Thus, we could be responsible for a potentially substantial cash payment. See “Underwriting—Forward sale agreements” for information on the forward sale agreements.

In certain circumstances relating to, among other things, the price of our common stock and our satisfaction of certain ratios contained in our existing credit facility, we may not be permitted to cash settle the forward sale agreements. In such an event, we may be required to physically settle the forward sale agreements which may result in more shares of our common stock being issued than is desirable, which may result in the dilution of our earnings per share, return on equity and dividends per share.

In case of our bankruptcy or insolvency, the forward sale agreements will automatically terminate, and we would not receive the expected proceeds from the sale of our shares.

If we file for or consent to a proceeding seeking a judgment in bankruptcy or insolvency or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or we or a regulatory authority with jurisdiction over us present a petition for our winding-up or liquidation and we consent to such a petition, the forward sale agreements will terminate. If the forward sale agreements so terminate, we would not be obligated to deliver to the forward purchasers any shares not previously delivered, and the forward purchasers would be discharged from their obligation to pay the settlement price in respect of any shares not previously settled. Therefore, to the extent that there are any shares with respect to which the forward sale agreements have not been settled at the time of the commencement of any bankruptcy or insolvency proceedings, we would not receive the settlement price in respect of those shares.

Cash settlement of the forward sale agreements would have uncertain tax consequences.

The U.S. federal income tax law regarding cash settlement of the forward sale agreements is uncertain. In the event that we elect cash settlement under the forward sale agreements and the settlement price is below the forward price, we would receive a payment in cash from the forward purchasers. Under Section 1032 of the Internal Revenue Code of 1986, as amended (the “Code”), most gains and losses realized by a corporation in dealing in its own shares are non-taxable; however, there is no published authority regarding gains and losses realized under forward sale agreements to sell a corporation’s own shares when cash settlement occurs. In the event that we recognize a significant gain from cash settlement of the forward sale agreements, we might not be able to satisfy the gross income requirements applicable to REITs under the Code. In that case, we would have to rely upon the relief provisions under the Code in order to avoid the loss of our REIT status. Even if the relief provisions apply, we will be subject to a 100% tax on the greater of (i) the excess of 75% of our gross income (excluding gross income from prohibited transactions) over the amount of such income attributable to sources that qualify under the 75% test, or (ii) the excess of 95% of our gross income (excluding gross income from prohibited transactions) over the amount of such income attributable to sources that qualify under the 95% test, multiplied in either case by a fraction intended to reflect our profitability. In the event that these relief provisions were not available, we could lose our REIT status under the Code. In addition, in the event that we elect cash settlement under the forward sale agreements and the settlement price is greater than the forward price, we would make a payment in cash to the forward purchasers. In the event that we are required to make a significant payment in cash to settle the forward sale agreements, we might not be able to satisfy the distribution requirements applicable to REITs under the Code, absent additional debt or equity financing. There can be no assurance that we will be able to obtain any such financing on terms favorable to us, or at all. In the event that we are unable to comply with the distribution requirements, we could lose our REIT status under the Code.

Risks related to our common stock

Market volatility may adversely affect the market price of our common stock.

As with other publicly traded securities, the trading price of our common stock depends on several factors, many of which are beyond our control, including:

•	general market and economic conditions;
•	prevailing interest rates;

•	the market for similar securities issued by other REITs;
•	our credit rating; and
•	our financial condition and results of operations.

Holders of our outstanding preferred stock have liquidation and other rights that are senior to the rights of the holders of our common stock.

Our board of directors has the authority to designate and issue preferred stock that may have dividend, liquidation and other rights that are senior to those of our common stock. As of December 31, 2005, 900,485 shares of our Series A cumulative preferred step-up REIT securities and 1,064,500 shares of our Series B cumulative convertible preferred stock were outstanding. Holders of our preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock, subject to limited exceptions. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common stock, holders of our preferred stock are entitled to receive a liquidation preference of $100 per share, plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock. In addition, holders of our preferred stock have the right to elect two additional directors to our board of directors if six quarterly preferred dividends are in arrears.

A decision by any of our significant stockholders to sell substantial amounts of our common stock could depress our stock price.

Based on filings with the Securities and Exchange Commission, or SEC, and shareholder reporting services, as of December 31, 2005 and prior to giving effect to this Offering, three of our stockholders own approximately an aggregate of 29.2% of our common stock. A decision by any of these stockholders to sell a substantial amount of our common stock could depress the trading price of our common stock.

Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated financial information has been derived by the application of pro forma adjustments to the historical consolidated financial statements of NHP and Hearthstone for the year ended December 31, 2005. The historical consolidated information with respect to Hearthstone has been derived from preliminary and unaudited financial information of Hearthstone and no assurance can be given that when the audit with respect to such consolidated information is completed, Hearthstone’s financial information will not change or that any such change will not be material. The unaudited pro forma consolidated statement of income gives effect to the Acquisition and long-term financing thereof as if they had occurred on January 1, 2005. The unaudited pro forma balance sheet gives effect to the Acquisition and the long-term financing thereof as if they had occurred on December 31, 2005. The purchase price for the Acquisition of $419 million plus transaction costs estimated to be $12 million are expected to be financed by the net proceeds from the sale of shares to be issued by us in this Offering, any net proceeds that we receive upon physical settlement in common stock of the forward sale agreements, amounts borrowed under our existing credit facility, amounts borrowed under the Credit Agreement, amounts raised through a planned issuance of debt securities and cash on hand, or any combination thereof. The long-term financing for purposes of the following pro forma consolidated financial information consists of the net proceeds from the sale of shares to be issued by us in this Offering and any net proceeds that we receive upon physical settlement in common stock of the forward sale agreements, together assumed to be approximately $198 million, the planned issuance of debt securities by us in an assumed aggregate principal amount of approximately $206 million, and the assumption of approximately $29 million in secured debt. The actual amount of net proceeds, debt securities issued and/or assumed secured debt may be different from the amounts assumed in the following pro forma financial information. We expect to repay our existing credit facility, or the Credit Agreement (which may be used to initially finance a portion of the Acquisition and is only expected to be outstanding, if at all, for up to 210 days after the closing of the Credit Agreement), with proceeds from the planned issuance of debt securities. Accordingly, the amount of debt securities contemplated above and the associated costs thereof, rather than a borrowing under our existing credit facility or the Credit Agreement and the associated costs thereof, is reflected in the accompanying pro forma consolidated financial information.

Assumptions underlying the pro forma adjustments necessary to present fairly this pro forma information are described in the accompanying notes, which should be read in conjunction with this pro forma consolidated financial information. The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma consolidated financial information should not be considered indicative of actual results that would have been achieved had the transactions occurred on the respective dates indicated and do not purport to indicate results of operations as of any future date or for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma consolidated financial information will prove to be correct.

The Acquisition will be accounted for using the purchase method as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” with intangible assets, if any, to be recorded in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The total cost of the Acquisition has been allocated entirely to the real estate to be acquired for purposes of the following pro forma consolidated financial information. Upon consummation of the Acquisition, the excess of the purchase price over the fair values of the net assets acquired, if any, will be allocated to goodwill. The final purchase price allocation and the resulting effect on income from operations may differ from the pro forma amounts reported herein.

The unaudited pro forma consolidated statements of income include the interest expense from the planned issuance of debt securities at an assumed annual rate of 6.5%, rather than the lower rate that would be available under our existing credit facility or the Credit Agreement. The actual amount of debt securities issued by us in the future and the actual interest rate associated with such debt securities may differ from the pro forma amounts reflected below.

Nationwide Health Properties, Inc.

Unaudited pro-forma consolidated statement of income

for year ended December 31, 2005

(in thousands except per share amounts)	Historical NHP	Historical Hearthstone	Financing pro-forma adjustments	Acquisition pro-forma adjustments		Pro-forma NHP

Revenues:
Rental income	$206,031	$—	$—	$37,302	(1)	$243,333
Interest and other income	10,446	222	—	(222	)(2)	10,446
Hearthstone income	—	94,532	—	(94,532	)(2)	—

	216,477	94,754	—	(57,452)		253,779

Expenses:
Interest and amortization of deferred financing costs	67,031	14,342	13,555 (3)	(12,506	)(4)	82,422
Depreciation and amortization	55,354	6,170	—	4,913	(5)	66,437
General and administrative	14,356	—	—	—		14,356
Impairment of assets	310	—	—	—		310
Loss on extinguishment of debt	8,565	—	—	—		8,565
Hearthstone operating expenses	—	66,406	—	(66,406	)(2)	—

	145,616	86,918	13,555	(73,999)		172,090

Income before unconsolidated entity	70,861	7,836	(13,555)	16,547		81,689
Income from unconsolidated joint venture	689	—	—	—		689
Minority interest expense	—	(362)	—	362	(2)	—

Income from continuing operations	71,550	7,474	(13,555)	16,909		82,378
Preferred stock dividends	(15,622)	—	—	—		(15,622)
Preferred stock redemption charge	(795)	—	—	—		(795)

Income from continuing operations available to common stockholders	$55,133	$7,474	$(13,555)	$16,909		$65,961

Basic/diluted income from continuing operations available to common stockholders per share	$0.82					$0.86

Diluted weighted average shares outstanding	67,446		9,000 (6)			76,446 (7)

(1)	Reflects rental income to be received from New Hearthstone under the master lease calculated using a total investment of $431 million and an effective starting rent rate of 8.65% (the actual starting lease rate is 8.06% and the straightlining impact is 0.59%).

(2)	All revenues and operating expenses associated with Hearthstone historical operations will be retained by New Hearthstone in connection with the Acquisition.

(3)	Reflects interest expense on the debt securities we plan to issue in the future to provide a portion of the acquisition price for the Acquisition using an assumed rate of 6.5% on an assumed aggregate principal amount of approximately $206 million. While there can be no assurance as to the actual sale of such debt securities or whether such debt securities financing will be available at all, we have sufficient available funding to close the Acquisition through a combination of our existing credit facility, the Credit Agreement and cash on hand. The interest rate on each of our existing credit facility and the Credit Agreement would have been approximately 5.8% per annum, if such amount had been borrowed thereunder as of the date of this prospectus supplement.

(4)	Reflects the reduction in interest expense as a result of the repayment by Hearthstone of all of its debt, except for approximately $29 million of secured debt we will seek to assume, which bears interest at a weighted average rate of 6.33% per annum.

(5)	Reflects the increase in annual depreciation and amortization from that recorded by Hearthstone. Our depreciation is calculated based on an expected useful life of 35 years assuming 90% of the investment value is allocated to buildings and 10% is allocated to land. This allocation is based on our existing portfolio of assets. The actual allocation may vary. The allocation of investment value between buildings and land for the properties to be acquired in the Acquisition will not be assigned until the appraisal of such properties is completed and the Acquisition has closed, which is expected by May 31, 2006. There can be no assurance that the allocation assumed herein will be the actual allocation assigned to such properties.

(6)	The increase in shares outstanding is calculated assuming we issue the number of shares offered in this Offering, including shares of common stock to be issued upon physical settlement of the forward sale agreements. The actual number of shares and actual dollar value of common stock raised may vary from these amounts if the underwriters exercise their over-allotment option in full (which would result in 10,350,000 shares being issued) or if the number of shares changes for other reasons.

(7)	Reflects the pro forma total number of shares outstanding giving effect to all of the shares subject to this Offering. For purposes of calculating our diluted earnings per share, even prior to the issuance of shares of our common stock upon settlement of the forward sale agreements, the forward sale agreements will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement in common stock of the forward sale agreements over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of the reporting period).

Nationwide Health Properties, Inc.

Unaudited pro-forma consolidated balance sheet

as of December 31, 2005

(in thousands)	Historical NHP	Historical Hearthstone	Financing pro-forma adjustments		Acquisition pro-forma adjustments		Pro-forma NHP

Assets

Investments in real estate:
Real estate properties	$2,042,746	$154,366	$—		$276,634	(1)	$2,473,746
Less accumulated depreciation	(344,224)	(34,611)	—		34,611	(2)	(344,224)

	1,698,522	119,755	—		311,245		2,129,522
Mortgage loans receivable, net	87,553	—	—		—		87,553

	1,786,075	119,755	—		311,245		2,217,075

Cash and cash equivalents	10,005	6,909	178,000	(3)	(184,909	)(4)	10,005
All other assets	71,140	16,238	1,690	(5)	(16,238	)(6)	72,830

	$1,867,220	$142,902	$179,690		$110,098		$2,299,910

Liabilities and stockholders’ equity

Bank borrowings	$224,000	$—	$(224,000	)(7)	$224,000	(8)	$224,000
Senior notes due 2006–2038	570,225	—	205,940	(9)	—		776,165
Notes and bonds payable	236,278	176,540	—		(147,540	)(10)	265,278
Accounts payable and accrued liabilities	55,685	8,625	—		(8,625	)(6)	55,685

Total liabilities	1,086,188	185,165	(18,060)		67,835		1,321,128

Stockholders’ equity:
Series A preferred stock	90,049	—	—		—		90,049
Series B preferred stock	106,450	—	—		—		106,450
Hearthstone preferred stock	—	61,963	—		(61,963	)(11)	—
Common stock	6,781	31	900	(12)	(31	)(11)	7,681
Capital in excess of par value	889,008	247	196,850	(13)	(247	)(11)	1,085,858
Cumulative net income (deficit)	878,716	(104,404)	—		104,404	(11)	878,716
Cumulative dividends	(1,189,972)	—	—		—		(1,189,972)
Cumulative dividends	—	(100)	—		100		—

Total stockholders’ equity	781,032	(42,263)	197,750		42,263		978,782

	$1,867,220	$142,902	$179,690		$110,098		$2,299,910

(1)	Reflects the amount by which the Acquisition purchase price of $419 million and estimated transaction costs of $12 million (total of $431 million) exceed the Hearthstone historical book value.

(2)	Reflects the elimination of all of Hearthstone’s accumulated depreciation as a result of the Acquisition.

(3)	Reflects cash after giving effect to this Offering, the planned issuance of approximately $206 million in debt securities to finance the Acquisition and the repayment of the outstanding amounts under our existing credit facility.

(4)	Represents the application of the proceeds of this Offering and the planned issuance of debt securities to finance the Acquisition and the retention by New Hearthstone of Hearthstone’s cash and cash equivalents in connection with the Acquisition.

(5)	Reflects expected discount on debt issuance assumed to be in the aggregate principal amount of approximately $206 million.

(6)	Reflects retention of all non-real estate related assets, accounts payable and accrued liabilities by New Hearthstone in connection with the Acquisition.

(7)	Reflects the repayment of amounts outstanding under our existing credit facility with the proceeds of this Offering and the planned issuance of debt securities. We intend to use a portion of the net proceeds from such offerings to repay outstanding amounts under our existing credit facility pending consummation of the Acquisition.

(8)	Represents the re-borrowing of amounts previously repaid under our existing credit facility to finance a portion of the Acquisition. We intend to use a portion of the net proceeds from such offerings to repay outstanding amounts under our existing credit facility pending consummation of the Acquisition.

(9)	We expect to use approximately $206 million of indebtedness to finance the Acquisition. We may finance such amount under our existing credit facility or on a short term basis using the Credit Agreement; however, we expect to issue debt securities to replace any such borrowing. In addition, if the amount of equity issued related to the Acquisition in connection with this Offering and/or the physical settlement in common stock of the forward purchase agreements is higher or lower than the amount noted in footnotes 12 and 13 below, the amount of borrowings required to fund the total investment will be lower or higher than the amount contemplated herein.

(10)	Reflects repayment by Hearthstone of all debt except for approximately $29 million of secured debt that we will seek to assume in connection with the Acquisition.

(11)	The equity capitalization of Hearthstone will be eliminated in connection with the Acquisition.

(12)	The adjustment for common stock represents the $0.10 par value per share of our stock multiplied by the number of shares of common stock offered by us in this prospectus supplement plus the number of shares issuable by us assuming we physically settle the forward sale agreements in shares of our common stock. The actual dollar value of common stock raised may vary from this amount if the underwriters exercise their over-allotment option in full (which would result in 10,350,000 total shares instead of 9,000,000 total shares) or if the number of shares changes for other reasons.

(13)	The adjustment for capital in excess of par value represents the expected net proceeds from the issuance of the shares of common stock offered in this prospectus supplement plus the number of shares issuable by us assuming we physically settle the forward sale agreements in shares of our common stock less the amount allocated to common stock. The actual dollar value of common stock raised may vary from this amount if the underwriters exercise their over-allotment option in full (which would result in 10,350,000 total shares instead of 9,000,000 total shares) or if the number of shares changes for other reasons.

Use of proceeds

We estimate that the net proceeds of the sale of shares by us in this Offering, including the net proceeds we would receive upon a physical settlement of the forward sale agreements, will be approximately $198 million (approximately $228 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds of the sale of shares by us in this Offering to fund a portion of the Acquisition. We plan to use the net proceeds of a possible future issuance of debt securities, amounts available under our existing credit facility (under which approximately $380 million is currently available for borrowing), amounts available under the Credit Agreement, cash on hand, or any combination thereof, to fund the balance of the Acquisition. Pending the consummation of the Acquisition we intend to use the net proceeds of the sale of shares by us in this Offering to repay a portion of the amounts outstanding under our existing credit facility and for short-term investments. In the event that we do not consummate the Acquisition, we plan to use such net proceeds for general corporate purposes which may include repayment of a portion of the amounts outstanding under our existing credit facility. There can be no assurance that the conditions required to consummate the Acquisition will be satisfied on the anticipated schedule or at all. See “Risk factors”.

We will not receive any proceeds from the sale of shares of common stock by the forward purchasers or any of their affiliates. Assuming physical settlement in common stock of the forward sale agreements and an initial forward sale price of $23.09 per share, we expect to receive proceeds of approximately $99 million (after deducting fees and expenses related to the forward sale agreements), subject to certain adjustments pursuant to the forward sale agreements, upon settlement of the forward sale agreements, which settlement we expect within approximately one year from the date of this prospectus supplement. We will use the net proceeds that we receive upon settlement of the forward sale agreements to finance a portion of the Acquisition. If, however, we elect to cash settle the forward sale agreements, we would expect to receive an amount of proceeds that is significantly lower than the estimate included in this section and we may not receive any proceeds.

Before the issuance of our common stock upon physical settlement of the forward sale agreements, the forward sale agreements will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreements over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of the reporting period).

The following table illustrates how we plan to finance the Acquisition.

(Dollars in millions)

Sources of funds
Common stock offered hereby(1)	$208
Issuance of debt and/or other borrowings(2)	206
Assumption of debt(3)	29

Total	$443

Uses of funds
Funding of the Acquisition and transaction costs(4)	$431
Fees and expenses(5)	12

Total	$443

(1)	Assumes an offering price to the public of the shares offered by us in this Offering of $23.09 per share and the physical settlement in common stock of the forward sale agreements of $23.09 per share. If the underwriters exercise their over-allotment option in full, the proceeds would be approximately $239 million.

(2)	To the extent that we do not issue $206 million of debt securities, we intend to borrow amounts under our existing credit facility (under which approximately $380 million is currently available for borrowing), borrow amounts under the Credit Agreement, utilize cash on hand, or a combination thereof, to fund the Acquisition.
(3)	Reflects approximately $29 million of secured debt that we will seek to assume pursuant to the Acquisition.
(4)	Reflects $419 million in consideration for the purchase price of the Acquisition plus $12 million in estimated fees and expenses.
(5)	Includes underwriting discounts and commissions and other anticipated expenses related to this Offering and a possible future issuance of debt securities.

Capitalization

The following table presents our cash and consolidated capitalization as of December 31, 2005:

•	on an actual basis;

•	on an as adjusted basis giving effect to the Offering at an assumed offering price of $23.09 per share, including proceeds resulting from physical settlement of the forward sale agreements, after deducting the underwriting discounts and commissions and our estimated expenses for this Offering and assuming such net proceeds are applied to reduce the outstanding amount under our existing credit facility; and

•	on an as adjusted basis giving effect to the Offering, including proceeds resulting from physical settlement of the forward sale agreements, the consummation of the Acquisition, the re-borrowing of the amounts previously repaid under our existing credit facility, and the planned issuance of debt securities to finance the balance of the consideration for the Acquisition.

This table should be read in conjunction with our consolidated financial statements and related notes contained therein in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2005
(unaudited, in thousands except share and per share data)	Actual	As adjusted for the Offering(1)		As adjusted for the Offering, the Acquisition and other financing(1)

Cash and cash equivalents	$10,005	$10,755		$10,005

Debt:
Borrowings under existing credit facility	$224,000	$27,000	(2)	$224,000	(3)
Borrowings under unsecured Credit Agreement	—	—		—
Senior notes due 2006–2038	570,225	570,225		776,165	(3)
Notes and bonds payable	236,278	236,278		265,278	(4)

Total debt:	$1,030,503	$833,503		$1,265,443

Stockholders’ equity(5):
Preferred stock, $1.00 par value per share 5,000,000 shares authorized;
Series A, 900,485 shares issued and outstanding at December 31, 2005, stated liquidation preference of $100 per share	$90,049	$90,049		$90,049
Series B, 1,064,500 shares issued and outstanding at December 31, 2005, stated liquidation preference of $100 per share	106,450	106,450		106,450
Common stock, $0.10 par value per share; 100,000,000 shares authorized; 67,811,117 shares issued and outstanding at December 31, 2005, actual; 76,811,117 shares issued and outstanding, as adjusted for the Offering	6,781	7,681		7,681
Capital in excess of par value	889,008	1,085,858		1,085,858
Cumulative net income	878,716	878,716		878,716
Cumulative dividends	(1,189,972)	(1,189,972)		(1,189,972)

Total stockholders’ equity:	$781,032	$978,782		$978,782

Total capitalization:	$1,811,535	$1,812,285		$2,244,225

(1)	Assuming physical settlement of the forward sale agreements.

(2)	Reflects approximately $198 million of the net proceeds to us of the Offering is applied to reduce the outstanding amount under our existing credit facility pending consummation of the Acquisition. There can be no assurance that the Acquisition will be completed. In the event we are unable to issue debt securities to fund the remaining portion of the Acquisition, we may use amounts re-borrowed under our existing credit facility, draw on the Credit Agreement, use cash on hand, or use any combination thereof to fund such portion.

(3)	Reflects the re-borrowing of $198 million under our existing credit facility (see footnote 2) and the issuance of debt securities we plan to issue to finance the balance of the Acquisition in an assumed aggregate principal amount of approximately $206 million. In the event we are unable to issue debt securities to fund the remaining portion of the Acquisition, we may use amounts re-borrowed under our existing credit facility, draw on the Credit Agreement, use cash on hand, or use any combination thereof to fund such portion.

(4)	Reflects approximately $29 million of secured debt that we will seek to assume pursuant to the Acquisition.

(5)	The information in the preceding table excludes:

•	Shares of our common stock issuable upon exercise of options outstanding as of December 31, 2005, in the following amounts, at the following weighted average exercise prices per share:

Number of shares issuable upon exercise of outstanding options	Weighted average exercise price
236,100	$14.53
221,457	$19.92
229,750	$22.92

•	Approximately 2,999,000 shares of our common stock available for future grants under our stock incentive plan as of December 31, 2005; and

•	1,350,000 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.

Certain U.S. federal income tax considerations

The following summary of material U.S. federal income tax considerations is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final and temporary Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase shares of common stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts, or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, persons who are former citizens or former long-term residents of the United States (U.S. expatriates), persons that hold common stock as part of a straddle, conversion transaction, or hedge, persons deemed to sell common stock under the constructive sale provisions of the Code, persons whose “functional currency” is other than the U.S. dollar, persons who acquire or are deemed to have acquired common stock in an exchange or for property other than cash, or holders subject to the alternative minimum tax, each of which may be subject to special rules. This summary deals only with common stock held as capital assets. As used in this section, a “U.S. holder” is a beneficial owner of common stock that is for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of common stock that is an individual, corporation or other entity taxable as a corporation for U.S. federal income tax purposes, estate, or trust and is not a U.S. holder.

If a partnership, or other entity treated as a partnership for U.S. federal income tax purposes, holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

YOU ARE ENCOURAGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF COMMON STOCK.

Certain U.S. federal income tax considerations to us of our REIT election

General

We have made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1985. We believe that we are organized and have operated in such a manner as to qualify for taxation as a REIT under the Code and our proposed future method of operation will enable us to continue to so qualify. No assurances, however, can be given that we have operated in a manner so as to qualify as a REIT or that we will continue to operate in such a manner in the future. Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code on REITs, some of which are summarized below. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we satisfy the REIT tests or will continue to do so. See “Failure to Qualify” below.

The sections of the Code relating to qualification and operation as a REIT, and the U.S. federal income tax treatment of a REIT and its securityholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

Taxation of our company

In any year in which we qualify as a REIT, in general, we will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain that is distributed to stockholders. We will, however, be subject to tax at normal corporate rates on any taxable income or capital gain not distributed.

Notwithstanding our qualification as a REIT, we may also be subject to taxation in certain other circumstances. If we should fail to satisfy the 75% or the 95% gross income test (as discussed below), and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on the greater of (i) the excess of 75% of our gross income (excluding gross income from prohibited transactions) over the amount of such income attributable to sources that qualify under the 75% test, or (ii) the excess of 90% (95% in taxable years beginning on or after January 1, 2005) of our gross income (excluding gross income from prohibited transactions) over the amount of such income attributable to sources that qualify under the 95% test, multiplied in either case by a fraction intended to reflect our profitability. In addition, in taxable years beginning on or after January 1, 2005, if we should fail to satisfy the asset or other requirements applicable to REITs, as described below, yet nonetheless maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to tax based on the nature and amount of the failure. We will also be subject to a tax of 100% on net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property) and, if we have (i) net income from the sale or other disposition of “foreclosure property” (generally, property acquired by reason of a default on indebtedness or a lease) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, we will be subject to tax on such income from foreclosure property at the highest regular corporate rate. If we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, if we acquire any asset from a “C corporation” (that is, a corporation generally subject to U.S. federal income tax under Subchapter C of the Code) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognized gain on the disposition of such asset during a ten-year period beginning on the date we acquired the asset, then the asset’s “built-in” gain will be subject to tax at the highest regular corporate rate. We may also be subject to the corporate “alternative minimum tax” on our items of tax preference, as well as tax in certain situations not presently contemplated. If it is determined that amounts of certain income and expense were not allocated between us and a taxable REIT subsidiary on the basis of arm’s-length dealing, or to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate, we will be subject to a tax equal to 100% of such amounts. We use the calendar year for U.S. federal income tax purposes and for financial reporting purposes.

Requirements for qualification

To qualify as a REIT, we must elect to be so treated and must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets, and distributions of income to stockholders.

Organizational requirements.    The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We are treated as having satisfied condition (6) if we comply with the regulatory requirements to request information from our shareholders regarding their actual ownership of our stock, and do not know, or exercising reasonable diligence would not have known, that we failed to satisfy such condition. If we fail to comply with the rules that require us to ascertain the actual ownership of our outstanding shares for any such taxable year, we will be subject to a penalty of $25,000, or $50,000 if such failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed. Our Amended and Restated Articles of Incorporation, as amended, provide for restrictions regarding transfer of our capital stock, in order (among other purposes) to assist us in continuing to satisfy the share ownership requirement described in (6) above.

Gross income tests.    In order for us to maintain our qualification as a REIT, there are two requirements relating to our gross income that must be satisfied annually. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or temporary investment income (“75% gross income test”). Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from sources that satisfy the 75% gross income test and from dividends, other types of interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing (“95% gross income test”).

In the case of a REIT which is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and, for purposes of the 75% and 95% gross income tests, will be deemed to be entitled to the income of the partnership attributable to such share in accordance with its capital interest in the partnership. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for U.S. federal income tax purposes. Thus, our proportionate share of the assets, liabilities and items of income of the partnerships in which we have an interest will be treated as our assets, liabilities and items of income for purposes of applying the REIT requirements described herein.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant generally will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or one or more owners of 10% or more of the REIT, directly or constructively, own in the aggregate 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no income, except that we may directly perform certain services other than services which are not “usually or customarily rendered” in connection with the rental space for occupancy only and are considered “rendered to the occupant” of the property. A de minimis amount of up to 1% of the gross income received by us from each property is permitted to be from the provision of non-customary services without disqualifying all other amounts received from such property as “rents from real property.” However, such de minimis amount itself will not qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. In addition, we may furnish certain services (including “non-customary” services) through a taxable REIT subsidiary (“TRS”). A TRS generally includes a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a TRS. A TRS is subject to U.S. federal income tax at regular corporate rates.

We typically do not provide services to any lessees under our leases, and to the extent that we provide services to any such lessee, we believe that any and all such services were and will be of the type usually or customarily rendered in connection with the rental of space for occupancy only, and therefore, that the provision of such services did not and will not cause the rents received with respect to properties or newly-acquired properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. If we contemplate providing services in the future that reasonably might be expected not to meet the “usual or customary” standard, we will arrange to have such services provided by an independent contractor from which we derive no income or by an affiliated entity that has elected TRS status. It is anticipated that, for purposes of the 75 and 95% gross income tests, our investment in our leases will in major part give rise to qualifying income in the form of rents and gains on the sales of leased property.

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available for any taxable year if our failure to meet the tests is due to reasonable cause and not due to willful neglect and if we satisfy certain specified filing and disclosure requirements set forth in the Code. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “Certain U.S. Federal Income Tax Considerations to Us of Our REIT Election—Taxation of Our Company,” even if these relief provisions apply, a tax would be imposed with respect to our excess gross income reduced by approximated expenses.

Asset tests.    At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets (including (i) our allocable share of real estate assets held by partnerships in which we own an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of an offering of our stock or long-term (at least five years) debt), cash, cash items and government securities. Second, not more than 25% of the value of our total assets may be represented by securities other than those includible in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets and we may not own more than 10% of the vote or value of any one issuer’s outstanding securities. Fourth, not more than 20% of the value of our total assets may be represented by securities of one or more TRSs. For purposes of the third asset test, the term “securities” does not include equity or debt securities of a TRS, mortgage loans that constitute real estate assets, other securities included in the 75% asset class above, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT. Certain exceptions, such as a “straight debt” exception, apply for purposes of the 10% of value test referred to above. Our investment in our leases will constitute qualified assets for purposes of the 75% asset test.

We will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets or acquisition of sufficient qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. We cannot ensure that these steps always will be successful. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

In addition, we may avoid disqualification of our status as a REIT in the event of certain failures if (i) the failure was due to reasonable cause and not due to willful neglect, (ii) the failure is timely corrected, (iii) a penalty amount is paid, and (iv) other requirements are met; or the failure was de minimis and timely corrected.

Annual distribution requirements.    In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. We may designate all or a portion of our undistributed net capital gains as being includable in the income of our stockholders as gain from the sale or exchange of a capital asset, which stockholders would receive an increase in the basis of their stock in the amount of such income recognized. Such stockholders would also be treated as having paid their proportionate share of the capital gains tax imposed on us on such undistributed amounts and would receive a corresponding decrease in the basis of their stock. Furthermore, as discussed above, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. We have made and intend to make timely distributions sufficient to satisfy all annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at our taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends.

Under certain circumstances relating to any Internal Revenue Service (“IRS”) audit adjustments that increase income, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Pursuant to applicable Treasury regulations, in order to be able to elect to be taxed as a REIT, we must maintain certain records. We are also required to request certain information from our stockholders designed to disclose the actual ownership of our stock. We have complied and intend to continue to comply with such requirements.

Failure to qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Dividends to stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

U.S. holders

Distributions.    As long as we qualify as a REIT, distributions made to you out of current or accumulated earnings and profits and not properly designated by us as capital gain dividends will be taken into account by you as ordinary income and will not be eligible for the dividends received deduction for corporations. Since such dividends will be received from a REIT, they generally will not be eligible to be taxed at the preferential qualified dividend income rates (currently a 15% maximum federal rate, expiring for taxable years beginning after December 31, 2008) applicable to non-corporate U.S. holders who receive dividends from taxable C corporations under current law. An exception to this rule applies, however, and non-corporate U.S. holders will be taxed at such preferential rates on dividends designated by and received from us, to the extent that such dividends are attributable to (i) after-tax income that was accumulated in a non-REIT taxable year, and on which we were subject to corporate level tax, (ii) dividends we received from taxable REIT subsidiaries or other taxable C corporations, or (iii) after-tax income from certain sales of appreciated property acquired from C corporations in carryover basis transactions. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which you have held our common stock. However, if you are a corporation, you may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to you to the extent that they do not exceed the adjusted tax basis of your shares, but rather will reduce the adjusted tax basis of the shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted tax basis of your shares, you will include the distributions in income as long-term capital gain (or short-term capital gain if you have held the shares for one year or less). In addition, any distribution declared by us in October, November or December of any year payable to you as a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year. You may not include in your individual income tax returns any of our net operating losses or capital losses.

Sale, exchange or other disposition of common stock.    Upon a sale or other disposition of common stock, you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition and your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the common stock is more than one year. Long-term capital gains may qualify for reduced rates under U.S. federal income tax laws, and capital losses may be subject to limitations. In general, any loss upon a sale or exchange of shares by you, if you have held the shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from us required to be treated by you as long-term capital gain.

Backup withholding and information reporting.    The amount of dividends paid to you and the tax withheld with respect to those dividends may be required to be reported. Under the backup withholding provisions of the Code and applicable Treasury Regulations, you may be subject to backup withholding with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, common stock unless:

•	you are a corporation or come within certain other exempt categories and when required demonstrate this fact, or

•	provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

If you do not provide us with your correct taxpayer identification number, you may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against your income tax liability, provided that the required information is furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to you, if you fail to certify your nonforeign status to us. See “Non-U.S. Holders.”

Treatment of tax exempt stockholders

If you are a tax exempt employee pension trust or other domestic tax exempt stockholder, our distributions to you generally will not constitute “unrelated business taxable income,” or UBTI, unless you have borrowed to acquire or carry our common stock or if you hold our stock in an unrelated trade or business. However, qualified trusts that hold more than 10% (by value) of certain REITs may be required to treat a certain percentage of that REIT’s distributions as UBTI. This requirement will apply only if:

•	the REIT would not qualify for U.S. federal income tax purposes but for the application of a “look through” exception to the “five or fewer” requirement applicable to shares held by qualified trusts; and

•	the REIT is “predominantly held” by qualified trusts.

A REIT is predominantly held if either:

•	a single qualified trust holds more than 25% by value of the REIT interests; or

•	one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to the total gross income (less certain associated expenses) of the REIT.

A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “five or fewer” requirement without relying upon the “look-through” exception. The restrictions on ownership of our common stock in our Amended and Restated Articles of Incorporation, as amended, will help prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our common stock.

Non-U.S. holders

The rules governing U.S. federal income taxation of non-U.S. holders are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective non-U.S. holders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in common stock, including any reporting requirements.

Distributions.    Distributions that are not attributable to gain from our sales or exchanges of U.S. real property interests and not properly designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax.

However, if income from the investment in the common stock is treated as effectively connected with your conduct of a U.S. trade or business, you generally will be subject to a tax at graduated rates, in the same manner as U.S. holders are taxed with respect to the distributions (and may also be subject to the 30% branch profits tax if you are a foreign corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to you unless:

•	a lower treaty rate applies, you file an IRS Form W-8BEN with us and other conditions are met; or

•	you file an IRS Form W-8ECI with us claiming that the distribution is effectively connected income, and other conditions are met.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that the distributions do not exceed the adjusted tax basis of your shares, but rather will reduce the adjusted tax basis of the shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted tax basis of your shares, these distributions will give rise to tax liability if you would otherwise be subject to tax on any gain from the sale or disposition of your shares in us, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that a distribution was, in fact, in excess of our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to you under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to you as if the gain were effectively connected with a U.S. trade or business. You would thus be taxed at the normal capital gain rates applicable to U.S. holders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against your FIRPTA tax liability.

Notwithstanding the foregoing, distributions (including capital gain distributions) with respect to any class of stock of a REIT which is regularly traded on an established securities market located in the United States will not be treated as gain recognized from the sale or exchange of a U.S. real property interest if the non-U.S. holder does not own more than 5% of such class of stock at any time during the 1-year period ending on the date of distribution.

Sale or other disposition.    Gain recognized by you upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that we will be a “domestically controlled REIT,” although there can be no assurance that we will retain that status. If we are not “domestically controlled,” so long as our common stock continues to be regularly traded on an established securities market, gain recognized by you upon a sale of our common stock will continue to be exempt under FIRPTA if you did not own more than 5% of our common stock for specified periods.

If the gain on the sale of common stock were to be subject to taxation under FIRPTA, you would be subject to the same treatment as U.S. holders with respect to the gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

Gain not subject to FIRPTA will be taxable to you if:

•	investment in the shares is effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as U.S. holders with respect to the gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals (and may also be subject to the 30% branch profits tax if you are a foreign corporation); or

•	you are a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and other applicable requirements are met, in which case you will be subject to a 30% tax on your capital gains, net of certain capital losses.

Information reporting and backup withholding.    The amount of dividends paid to you and the tax withheld with respect to those dividends may be required to be reported, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify your non-U.S. status and other conditions are met.

The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you properly certify as to your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership with specified connections to the United States, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

Tax aspects of our investments in partnerships

We may hold direct or indirect interests in various partnerships (each individually a “Partnership” and, collectively, the “Partnerships”). In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the foregoing items of the Partnerships for purposes of the various REIT income tests. See “Certain U.S. Federal Income Tax Considerations to Us of Our REIT Election—Requirements for Qualification—Gross Income Tests.” Any resultant increase in our REIT taxable income will increase our distribution requirements (see “Certain U.S. Federal Income Tax Considerations to Us of Our REIT Election—Requirements for Qualification—Annual Distribution Requirements”), but will not be subject to U.S. federal income tax in our hands provided that such income is distributed by us to our stockholders. Moreover, for purposes of the REIT asset tests (see “Certain U.S. Federal Income Tax Considerations to Us of Our REIT Election—Requirements for Qualification—Asset Tests”), we will include our proportionate share of assets held by the Partnerships.

Other tax consequences

Possible legislative or other actions affecting tax consequences.    Prospective holders of our common stock should recognize that the present U.S. federal income tax treatment of investment in our company may be modified by legislative, judicial or administrative action at any time and that any of these actions may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in our company.

State and local taxes.    We may be required to pay tax in various state or local jurisdictions, including those in which we transact business. Our state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. You are encouraged to consult your tax advisors regarding the effect of state and local tax laws on an investment in us.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Underwriting

In this Offering, subject to the terms and conditions set forth in the underwriting agreement, we are selling 4,500,000 shares of our common stock and the forward purchasers or their affiliates are, at our request, borrowing and selling 4,500,000 shares of our common stock in connection with the execution of the forward sale agreements between us and the forward purchasers. J.P. Morgan Securities Inc. and UBS Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement, dated March     , 2006, among us, the forward purchasers and the underwriters, we and the forward purchasers or their affiliates have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us and the forward purchasers or their affiliates, the number of shares listed opposite their names below.

Name	Number of shares

J.P. Morgan Securities Inc.
UBS Securities LLC
A.G. Edwards & Sons, Inc.
Wachovia Capital Markets, LLC
Banc of America Securities LLC
Cohen & Steers Capital Advisors, LLC
Cantor Fitzgerald & Co.

Total	9,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all shares of common stock offered by us if they purchase any shares.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

Underwriting discounts and commissions

	Without over- allotment exercise	With over- allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1 million.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $            per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

Forward sale agreements.    We will enter into forward sale agreements on the date of this prospectus supplement with an affiliate of J.P. Morgan Securities Inc. and an affiliate of UBS Securities LLC, as the forward purchasers, relating to an aggregate of 4,500,000 shares of our common stock. In connection with the execution of the forward sale agreements and at our request, J.P. Morgan Securities Inc. and UBS Securities LLC, as agents for their affiliates, are borrowing and selling in this Offering 4,500,000 shares of our common stock. If the forward purchasers or their affiliates are unable to borrow and deliver for sale on the anticipated closing date of this Offering any shares of our common stock, then the forward sale agreements will be terminated in their entirety. If the forward purchasers or their affiliates determine, in their reasonable judgment, that they are unable to borrow, at a cost not greater than a specified amount per share, and deliver for sale on the anticipated closing date of this Offering all of the shares of our common stock to which the forward sale agreements relate, then the number of shares of our common stock to which the forward sale agreements relate will be reduced to the number that the forward purchasers or their affiliates can so borrow and deliver at such a cost. In the event that any forward sale agreement is so terminated or the number of shares under any forward sale agreement is so reduced, we will issue directly to the underwriters the number of shares not borrowed and delivered by any forward purchaser or its affiliate. Under any such circumstance, the commitments of the underwriters to purchase shares of our common stock from the affiliates of the forward purchasers, as described above, will be replaced with our obligation to issue directly to the underwriters all or a portion of the number of shares not borrowed and delivered by the forward purchasers. The representatives of the underwriters will have the right to postpone the closing date for one day to effect any necessary changes to the documents or arrangements.

Prior to settlement under the forward sale agreements, the forward purchasers will utilize the aggregate net proceeds from the sale of the borrowed shares of our common stock sold in this Offering as cash collateral for the borrowing of shares described above. We will receive an amount equal to the net proceeds from the sale of the borrowed shares of our common stock sold in this Offering, subject to certain provisions of the forward sale agreements, from the forward purchasers upon physical settlement of the forward sale agreements. We will only receive such proceeds if we elect to physically settle the forward sale agreements.

Each forward sale agreement provides for settlement on a settlement date or dates to be specified at our discretion within approximately one year from the date of this prospectus supplement. On a settlement date, if we decide to physically settle a forward sale agreement, we will issue shares of our common stock to the forward purchaser under its respective forward sale agreement at the then-applicable forward price. The forward sale price will initially be equal to the per share proceeds before expenses to us, as set forth in the table on the cover of this prospectus supplement, less the underwriting discount. The forward sale agreements provide that the initial forward sale price will be subject to increase based on a floating interest factor equal to the federal funds rate, less a spread, and will be subject to decrease by specified amounts on a quarterly basis during the term of the forward sale agreements. The forward sale price will also be subject to decrease if the cost to the forward purchasers of borrowing our common stock exceeds a specified amount. If the federal funds rate is less than the spread on any day, the interest factor will result in a daily reduction of the forward sale price. As of the date of this prospectus supplement, the federal funds rate was greater than the spread. Because the quarterly adjustments are expected to be larger than the cumulative effect of the interest factor, we expect the cumulative net effect of these adjustments to result in a decrease in the forward sale price over time.

Before the issuance of our common stock upon physical settlement of the forward sale agreements, the forward sale agreements will be reflected in our diluted earnings per share, return on equity and dividends per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share, return on equity and dividends per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreements over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of the reporting period). Consequently, we anticipate there will be no dilutive effect on our earnings per share, except during periods when the average market price of our common stock is above the per share adjusted forward sale price, which is initially equal to the per share proceeds, before expenses, to us, as set forth in the table on the cover of this prospectus supplement, subject to increase based on a floating interest factor equal to the federal funds rate, less a spread and less the quarterly adjustments.

Except under limited circumstances described below, we have the right to elect physical stock or cash settlement under the forward sale agreements. Although we expect to settle entirely by the delivery of shares of our common stock, we may, subject to certain conditions, elect cash settlement for all or a portion of our obligations if we conclude that it is in our interest to cash settle. For example, we may conclude that it is in our interest to cash settle if the Acquisition fails to close and we have no current use for all or a portion of the net proceeds. In the event that we elect to cash settle, the settlement amount will be equal to (1) (a) the agreed forward sale price minus (b) the average volume weighted price calculated within certain parameters of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, during the period in which the forward purchasers close out their trading activities related to the forward sale agreements and (c) any scheduled decrease in the forward sale price per share occurring during such period; multiplied by (2) the number of shares being settled. If this settlement amount is a positive number, the forward purchasers will pay us that amount. If this settlement amount is a negative number, we will pay the forward purchasers the absolute value of that amount. We would expect each forward purchaser or its affiliate to purchase shares of our common stock in secondary market transactions for delivery to stock lenders in order to close out its short position. The purchase of our common stock by the forward purchasers or their affiliates could cause the price of our common stock to increase over time, thereby increasing the amount of cash we owe to the forward purchasers.

Each forward purchaser will have the right to accelerate the forward sale agreements and require us to settle on a date specified by such forward purchaser if (1) it is unable to borrow shares of our common stock at or below a specified price or, in its reasonable judgment, it is unable to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us under physical settlement of its respective forward sale agreement, (2) we declare any dividend or distribution on shares of our common stock payable in (a) cash in excess of the specified amount, (b) securities of another company, or (c) any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price, as determined in each forward purchaser’s judgment, (3) our board of directors votes to approve a merger or takeover of the Company or other similar transactions that would require our stockholders to exchange their shares for cash, securities or other property, (4) we announce or disclose any repurchase of our common stock that alone, or in aggregate with other repurchases, would result in the amount of shares underlying the forward sale agreements exceeding a certain threshold or (5) certain other events of default or termination events occur, including, among other things, any material misrepresentation made in connection with entering into the forward sale agreements, our filing for bankruptcy or the delisting of our common stock from the New York Stock Exchange. Each forward purchaser’s decision to exercise its right to require us to settle each forward sale agreement will be made irrespective of our need for capital. In such cases, we could be required to issue and deliver common stock under physical settlement of the forward sale agreement irrespective of the status of the Acquisition or any other capital needs which would result in dilution to our earnings per share, return on equity and dividends per share. In addition, upon certain events of bankruptcy, insolvency or reorganization relating to us, the forward sale agreements will terminate without further liability of either party. Following any such termination, we would not issue any shares and we would not receive any proceeds pursuant to the forward sale agreements.

Over-allotment option. We have granted to the underwriters a 30-day option to purchase up to 1,350,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Price stabilization and short positions. The underwriters have advised us that they may make short sales of our common stock in connection with this Offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the 1,350,000 shares subject to the underwriters’ over-allotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this Offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this Offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act of 1933, they may engage in transactions, including stabilizing bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Electronic prospectus delivery. One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus supplement online and, depending upon the particular underwriter, place orders online or through their financial advisor.

Indemnification. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Restrictions on sales of similar securities. We, our executive officers and our directors have agreed that, during the period beginning from the date of this prospectus supplement and continuing to and including the date 60 days after the date of this prospectus supplement, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock or any of our securities which are substantially similar to our common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock or any securities substantially similar to our common stock, without the prior written consent of J.P. Morgan Securities Inc. except in certain limited circumstances.

Other relationships. In the ordinary course of business, the underwriters and/or their affiliates have provided and may in the future continue to provide investment banking, commercial banking and other financial services to us and our subsidiaries for which they have received and may in the future receive compensation.

Cohen & Steers Capital Advisors, LLC is an affiliate of Cohen & Steers Capital Management, Inc., which is an investment advisor to certain entities that own shares of our preferred stock and common stock. As of March 24, 2006, Cohen & Steers Capital Management, Inc. beneficially owned 330,300 shares, or 36.7%, of our outstanding perpetual preferred stock and 7,919,200 shares, or 11.5% of our outstanding common stock.

Because certain net proceeds of this offering may be paid to certain affiliates of the underwriters, the offering is being conducted in accordance with Rule 2710(h) and Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

Legal Matters

The validity of the common stock we are offering by this prospectus supplement and the accompanying prospectus will be passed upon for us by Venable LLP. Certain legal matters will be passed upon for us by O’Melveny & Myers LLP. Sidley Austin LLP will act as counsel for the underwriters. Paul C. Pringle, a partner at Sidley Austin LLP, owns 50,305 shares of our common stock.

Experts

The consolidated financial statements of Nationwide Health Properties, Inc. appearing in Nationwide Health Properties, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 (including the schedule appearing therein) and Nationwide Health Properties, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$1,250,000,000

Debt Securities

Preferred Stock

Common Stock

Securities Warrants

We may offer, from time to time, in one or more series:

•	debt securities;

•	warrants to purchase debt securities;

•	shares of our preferred stock;

•	warrants to purchase shares of our preferred stock;

•	shares of our common stock; and

•	warrants to purchase shares of our common stock.

The common stock warrants, the debt securities warrants and the preferred stock warrants are collectively referred to herein as the securities warrants. The debt securities, the preferred stock, the common stock and the securities warrants are collectively referred to herein as the securities. The securities will have an aggregate offering price of $1,250,000,000 and will be offered on terms to be determined at the time of offering. We will provide the specific terms of these securities in prospectus supplements to this prospectus prepared in connection with each offering. The prospectus supplement will also disclose whether the securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities.

Securities may be sold directly, through agents from time to time or through underwriters or dealers. If any agent or any underwriter is involved in the sale of the securities, the name of the agent or underwriter and any applicable commission or discount will be set forth in the accompanying prospectus supplement. See “Plan of Distribution.” The net proceeds we receive from the sale also will be set forth in the applicable prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “NHP”. On August 25, 2005, the closing price of our common stock was $23.12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is August 25, 2005

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total amount of $1,250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or update other information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with additional information described under the heading “Where You Can Find More Information” on page 20.

Whenever we refer herein to “NHP,” the “Company” or to “us” or use the terms “we” or “our,” we are referring to Nationwide Health Properties, Inc. and its subsidiaries, unless the context otherwise requires.

THE COMPANY

Nationwide Health Properties, Inc., a Maryland corporation incorporated on October 14, 1985, is a real estate investment trust (REIT) that invests primarily in healthcare related facilities and provides financing to healthcare providers.

We primarily make our investments by acquiring an ownership interest in facilities and leasing them to unaffiliated operators under “triple-net” “master” leases that pass all facility operating costs (including maintenance, repairs, taxes, insurance and capital expenditures) through to the tenant operator. In addition, but intentionally to a much lesser extent because we view the risks of this activity to be greater, from time to time we extend mortgage loans and other financing to operators. Currently, about 96% of our revenues are derived from our leases, with the remaining 4% from our mortgage loans and other financing.

At June 30, 2005, we had investments in 426 facilities located in 39 states. The facilities included 194 skilled nursing facilities, 216 assisted and independent living facilities, seven continuing care retirement communities, seven specialty hospitals and two assets held for sale.

Our facilities are operated by 72 different operators, including the following publicly traded companies: American Retirement Corporation, Beverly Enterprises, Inc., Emeritus Corporation, Extendicare, Inc., Genesis Healthcare, HEALTHSOUTH Corporation, Kindred Healthcare, Inc. and Sun Healthcare Group, Inc. Of the operators of our facilities, only Alterra Healthcare Corporation (Alterra) accounted for 10% or more of our revenues at June 30, 2005 or is expected to account for more than 10% of our revenues for the remainder of 2005.

At June 30, 2005, we had direct ownership of 180 skilled nursing facilities, 215 assisted and independent living facilities, six continuing care retirement communities, seven specialty hospitals and two assets held for sale. Substantially all of our owned facilities are leased under “triple-net” leases, which are accounted for as operating leases.

Our leases generally have initial terms ranging from five to 21 years with two or more multiple-year renewal options. We earn fixed monthly minimum rents and may earn periodic additional rents. The additional rent payments are generally computed as a percentage of facility revenues in excess of base amounts or as a percentage of the increase in the Consumer Price Index. Additional rents are generally calculated and payable monthly or quarterly. While the calculations and payments of additional rents contingent upon revenue are generally made on a quarterly basis, SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101) does not allow for the recognition of this revenue until all possible contingencies have been eliminated. Most of our leases with additional rents contingent upon revenue are structured as quarterly calculations so that all contingencies for revenue recognition have been eliminated at each of our quarterly reporting dates. Also, the majority of our leases contain provisions that the total rent cannot decrease from one year to the next. Approximately 82% of our facilities are leased under master leases. In addition, the majority of our leases contain cross-collateralization and cross-default provisions tied to other leases with the same tenant, as well as grouped lease renewals and, if purchase options exist, grouped purchase options. Leases covering 338 facilities are backed by security deposits consisting of irrevocable letters of credit or cash, most of which cover from three to six months of initial monthly minimum rents. As of December 31, 2004, leases covering 153 facilities required the tenant to impound property taxes and leases covering 71 facilities required capital expenditure impounds. Under the terms of the leases, the tenant is responsible for all maintenance, repairs, taxes, insurance and capital expenditures for the leased properties.

At June 30, 2005, we held 13 mortgage loans secured by 14 skilled nursing facilities, one assisted and independent living facility and one continuing care retirement community. As of June 30, 2005, the mortgage loans receivable had a net book value of $78,082,000. The mortgage loans had individual outstanding balances ranging from $111,000 to $10,563,000 and had maturities ranging from 2005 to 2031 at June 30, 2005.

We believe we have operated in such a manner as to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. We intend to continue to qualify as such and therefore to distribute at least 90% of our REIT taxable income to our stockholders. If we qualify for taxation as a REIT, and we distribute 100% of our taxable income to our stockholders, we will generally not be subject to federal income taxes on our income that is distributed to stockholders. This treatment substantially eliminates the “double taxation” (i.e., at the corporate and stockholder levels) that generally results from investing in the stock of a corporation.

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660, and our telephone number is (949) 718-4400.

RISK FACTORS

Investing in the securities described herein involves risk. Please see the risk factors described in our Annual Report on Form 10-K for our most recent fiscal year, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. Additional risk factors may be included in a prospectus supplement relating to a particular series or offering of such securities. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline. You could lose all or part of your investment.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. In computing the ratio of earnings to fixed charges, earnings have been based on consolidated income from continuing operations before fixed charges (exclusive of capital interest). Fixed charges consist of interest on debt, including amounts capitalized, an estimate of interest in rental expense, and interest expense related to the guaranteed debt of the partnerships and limited liability companies in which we hold an interest. In computing the ratio of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends consist of dividends on our 7.677% Series A Cumulative Preferred Step-Up REIT Securities and 7.75% Series B Cumulative Convertible Preferred Stock.

	For the six months ended June 30, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	2.27	2.27	1.96	1.72	2.05	2.09
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.81	1.87	1.73	1.52	1.80	1.85

USE OF PROCEEDS

Unless otherwise specified in the prospectus supplement which accompanies this prospectus, the net proceeds from the sale of the securities offered from time to time hereby will be used for general corporate purposes, including the repayment of short term bank lines of credit and investments in healthcare related facilities. The Company uses its existing revolving bank credit facility primarily to provide short term financing for the acquisition of healthcare related facilities.

DESCRIPTION OF DEBT SECURITIES

NHP may issue debt securities under one or more trust indentures to be executed by NHP and a specified trustee. The terms of the debt securities will include those stated in the indenture and those made a part of the indenture (before any supplements) by reference to the Trust Indenture Act of 1939. The indentures will be qualified under the Trust Indenture Act.

The following description sets forth certain anticipated general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, investors should review both the prospectus supplement relating thereto and the following description. A form of the indenture (as discussed herein) has been filed as an exhibit to the Registration Statement of which this prospectus is a part.

General

The debt securities will be direct obligations of NHP and may be either senior debt securities or subordinated debt securities. The indebtedness represented by subordinated securities will be subordinated in right of payment to the prior payment in full of NHP’s senior debt (as defined in the applicable indenture).

Except as set forth in the applicable indenture and described in a prospectus supplement relating thereto, the debt securities may be issued without limit as to aggregate principal amount, in one or more series, secured or unsecured, in each case as established from time to time in or pursuant to authority granted by a resolution of the board of directors or as established in the applicable indenture. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuance of additional debt securities of such series.

The prospectus supplement relating to any series of debt securities being offered will contain the specific terms thereof, including, without limitation:

•	The title of such debt securities and whether such debt securities are senior securities or subordinated securities;

•	The aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

•	The percentage of the principal amount at which such debt securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

•	If convertible, the portion of the principal amount of such debt securities which is convertible into common stock or preferred stock, or the method by which any such portion shall be determined;

•	If convertible, any applicable limitations on the ownership or transferability of the common stock or preferred stock into which such debt securities are convertible;

•	The date or dates, or the method for determining the date or dates, on which the principal of such debt securities will be payable;

•	The rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which such debt securities will bear interest, if any.

•

The date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

•	The place or places where the principal of (and premium, if any) and interest, if any, on such debt securities will be payable, such debt securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon NHP in respect of such debt securities and the applicable indenture may be served;

•	The period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities may be redeemed, as a whole or in part, at NHP’s option, if NHP is to have such an option;

•	The obligation, if any, of NHP to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

•	If other than U.S. dollars, the currency or currencies in which such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

•	Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currencies) and the manner in which such amounts shall be determined;

•	Any additions to, modifications of or deletions from the terms of such debt securities with respect to the events of default or covenants set forth in the indenture;

•	Any provisions for collateral security for repayment of such debt securities;

•	Whether such debt securities will be issued in certificated and/or book-entry form;

•	Whether such debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

•	The applicability, if any, of defeasance and covenant defeasance provisions of the applicable indenture;

•	The terms, if any, upon which such debt securities may be convertible into NHP’s common stock or preferred stock and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

•	Whether and under what circumstances NHP will pay additional amounts as contemplated in the applicable indenture on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether NHP will have the option to redeem such debt securities in lieu of making such payment; and

•	Any other terms of such debt securities and any deletions from or modifications or additions to the applicable indenture in respect of such securities.

The debt securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. Special federal income tax, accounting and other considerations applicable to these original issue discount securities will be described in the applicable prospectus supplement.

The applicable indenture may contain provisions that would limit NHP’s ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving NHP or in the event of a change of control.

Restrictions on ownership and transfer of NHP’s common stock and preferred stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See “Description of Preferred Stock—Restrictions on Ownership.” Investors should review the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Merger, Consolidation or Sale

The applicable indenture will provide that NHP may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that:

•	Either NHP shall be the continuing corporation, or the successor corporation (if other than NHP) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall be organized and existing under U.S. or state law and shall expressly assume payment of the principal of (and premium, if any), and interest on, all of the applicable debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable indenture;

•	Immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of NHP or any subsidiary as a result thereof as having been incurred by NHP or such subsidiary at the time of such transaction, no event of default under the applicable indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

•	An officer’s certificate and legal opinion covering such conditions shall be delivered to the trustee.

Covenants

The applicable indenture will contain covenants requiring NHP to take certain actions and prohibiting NHP from taking certain actions. The covenants with respect to any series of debt securities will be described in the prospectus supplement relating thereto.

Events of Default, Notice and Waiver

Each indenture will describe specific “events of default” with respect to any series of debt securities issued thereunder. Such “events of default” are likely to include (with grace and cure periods):

•	Default in the payment of any installment of interest on any debt security of such series;

•	Default in the payment of principal of (or premium, if any, on) any debt security of such series at its maturity;

•	Default in making any required sinking fund payment for any debt security of such series;

•	Default in the performance or breach of any other covenant or warranty of NHP contained in the applicable indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued thereunder other than such series), continued for a specified period of days after written notice as provided in the applicable indenture;

•	Default in the payment of specified amounts of indebtedness of NHP or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured,

such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; and

•	Certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of NHP or any significant subsidiary or either of its property.

If an event of default under any indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then the applicable trustee or the holders of not less than 25% of the principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the debt securities of that series to be due and payable immediately by written notice thereof to NHP (and to the applicable trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of such series (or of all debt securities then outstanding under any indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of outstanding debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may rescind and annul such declaration and its consequences if:

•	NHP shall have deposited with the applicable trustee all required payments of the principal of (and premium, if any) and interest on the debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee; and

•	All events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) have been cured or waived as provided in such indenture.

Each indenture also will provide that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

•	In the payment of the principal of (or premium, if any) or interest on any debt security of such series; or

•	In respect of a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby.

Each trustee will be required to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless such default shall have been cured or waived; provided, however, that such trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series) if specified responsible officers of such trustee consider such withholding to be in the interest of such holders.

Each indenture will provide that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to such indenture or for any remedy thereunder, except in the case of failure of the applicable trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than a majority in principal amount of the outstanding debt securities of such series, as well as the furnishing of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such debt securities at the respective due dates thereof.

Subject to provisions in each indenture relating to its duties in case of default, no trustee will be under any obligation to exercise any of its rights or powers under an indenture at the request or direction of any holders of any series of debt securities then outstanding under such indenture, unless such holders shall have furnished to the trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under an indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon such trustee. However, a trustee may refuse to follow any direction which is in conflict with any law or the applicable indenture, which may involve such trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein.

Within 120 days after the close of each fiscal year, NHP will be required to deliver to each trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable indenture and, if so, specifying each such default and the nature and status thereof.

Modification of the Indenture

It is anticipated that modifications and amendments of an indenture may be made by NHP and the trustee, with the consent of the holders of not less than a majority in principal amount of each series of the outstanding debt securities issued under the indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without the consent of each holder of such debt securities affected thereby:

•	Change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such debt security;

•	Reduce the principal amount of (or premium, if any) or the interest, if any, on any such debt security or the principal amount due upon acceleration of an original issue discount security;

•	Change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such debt security;

•	Impair the right to institute suit for the enforcement of any such payment on or with respect to any such debt security;

•	Reduce the above-stated percentage of holders of debt securities necessary to modify or amend the indenture; or

•	Modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive compliance with certain provisions of the indenture or for waiver of certain defaults.

A record date may be set for any act of the holders with respect to consenting to any amendment.

The holders of not less than a majority in principal amount of outstanding debt securities of each series affected thereby will have the right to waive compliance by NHP with certain covenants in such indenture.

Each indenture will contain provisions for convening meetings of the holders of debt securities of a series to take permitted action.

Under certain circumstances, modifications and amendments of an indenture may be made without the consent of any holders of outstanding debt securities.

Redemption of Securities

The applicable indenture will provide that the debt securities may be redeemed at any time at the option of NHP, in whole or in part, for certain reasons intended to protect NHP’s status as a REIT. Debt securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable prospectus supplement.

From and after notice has been given as provided in the applicable indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on such redemption date, such debt securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price.

Conversion of Securities

The terms and conditions, if any, upon which any debt securities are convertible into common stock or preferred stock of NHP will be set forth in the applicable prospectus supplement relating thereto. Such terms will include:

•	Whether such debt securities are convertible into common stock or preferred stock;

•	The conversion price (or manner of calculation thereof);

•	The conversion period;

•	Provisions as to whether conversion will be at the option of the holders or NHP;

•	The events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities; and

•	Any restrictions on conversion, including restrictions directed at maintaining NHP’s REIT status.

Subordination

Upon any distribution to NHP’s creditors in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any subordinated securities will be subordinated to the extent provided in the applicable indenture in right of payment to the prior payment in full of all senior securities. No payment of principal or interest will be permitted to be made on subordinated securities at any time if any payment default or any other default which permits accelerations exists. After all senior securities are paid in full and until the subordinated securities are paid in full, holders of subordinated securities will be subrogated to the right of holders of senior securities to the extent that distributions otherwise payable to holders of subordinated securities have been applied to the payment of senior securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of NHP may recover more, ratably, than holders of subordinated securities. If this prospectus is being delivered in connection with a series of subordinated securities, the accompanying prospectus supplement or the information incorporated herein by reference will contain the approximate amount of senior securities outstanding as of the end of NHP’s most recent fiscal quarter.

Global Securities

The debt securities of a series may be issued in whole or in part in global form. The global securities will be deposited with a depositary, or with a nominee for a depositary, identified in the prospectus supplement. In this case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

The specific material terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary for the global security will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of persons, or participants, that have accounts with the depositary. The accounts to be credited will be designated by any underwriters or agents participating in the distribution of the debt securities. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary for the global security, with respect to interests of participants, or by participants or persons that hold through participants, with respect to interests of persons other than participants. So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture; provided, however, that for purposes of obtaining any consents or directions required to be given by the holders of the debt securities, we, the trustee and our agents will treat a person as the holder of the principal amount of debt securities as specified in a written statement of the depositary. Except as set forth herein or otherwise provided in the prospectus supplement, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by the global security registered in their names, will not receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Principal, premium, if any, and interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security. Neither we, the trustee nor any paying agent for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a global security, upon receipt of any payment of principal, premium, if any, or interest will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depositary. We also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in “street names” and will be the responsibility of the participants.

If the depositary for any debt securities represented by a global security is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the debt securities in definitive form in exchange for the global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more global securities and, in that event, will issue debt securities of the series in definitive form in exchange for all of the global security or securities representing the debt securities.

The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in debt securities represented by global securities.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock to which any prospectus supplement may relate. Certain other terms of any series of the preferred stock offered by any prospectus supplement will be described in the applicable prospectus supplement. The description of certain provisions of the preferred stock set forth below and in any prospectus supplement do not purport to be complete and are subject to and qualified in their entirety by reference to our amended and restated articles of incorporation, as amended, our amended and restated bylaws and our board of directors’ resolution or articles supplementary relating to each series of the preferred stock which will be filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of the series of the preferred stock.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.10 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share, which includes the preferred stock offered hereby.

Under our amended and restated articles of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of preferred stock, in one or more series, with the voting, dividend, conversion or liquidation rights, designations, preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions of shares of the series as are stated in the resolutions providing for the issuance of a series of preferred stock, adopted, at any time or from time to time, by our board of directors. At June 30, 2005 there were 1,000,000 shares of 7.677% Series A Cumulative Preferred Stock and 1,064,500 shares of 7.75% Series B Cumulative Convertible Preferred Stock outstanding. With respect to payment of dividends, the Series A and Series B Preferred Stock will rank senior to our common stock and equivalent to any other shares of our preferred stock which are not by their terms, as disclosed in the applicable prospectus supplement, subordinated to the Series A and Series B Preferred Stock with respect to payment of dividends and amounts due upon liquidation, dissolution or winding up.

Subject to limitations prescribed by Maryland law and the charter, our board of directors is authorized to fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of our board of directors or a duly authorized committee thereof. The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

The prospectus supplement relating to preferred stock will contain the specific terms, including:

•	The title and stated value of such preferred stock;

•	The number of shares of such preferred stock offered, the liquidation preference per share and the offering price of such preferred stock;

•	The dividend rate(s), period(s) and or payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

•	The date from which dividends on such preferred stock shall accumulate, if applicable;

•	The provision for a sinking fund, if any, for such preferred stock;

•	The provisions for redemption, if applicable, of such preferred stock;

•	Any listing of such preferred stock on any securities exchange;

•	The terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock, including the conversion price (or manner of calculation thereof);

•	A discussion of certain federal income tax considerations applicable to such preferred stock;

•	The relative ranking and preferences of such preferred stock as to dividend rights and rights upon NHP’s liquidation, dissolution or winding up of its affairs;

•	Any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of affairs;

•	Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of NHP as a REIT; and

•	Any other specific terms, preferences, rights, limitations or restrictions of such preferred stock.

Unless otherwise stated in a prospectus supplement relating to a particular series of preferred stock, each series of the preferred stock will rank on a parity as to dividends and distributions of assets with each other series of the preferred stock. The rights of the holders of each series of the preferred stock will be subordinate to those of our general creditors.

Certain Provisions of our Amended and Restated Articles of Incorporation

See “Description of Common Stock—Redemption and Business Combination Provisions” for a description of certain provisions of our amended and restated articles of incorporation, including provisions relating to redemption rights and provisions which may have certain anti-takeover effects.

Dividend Rights

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefor, cash dividends on the dates and at the rates as are set forth in, or as are determined by the method described in, the prospectus supplement relating to the series of the preferred stock. The rate may be fixed or variable or both. Each dividend will be payable to the holders of record as they appear on the our stock books on the record dates, fixed by our board of directors, as specified in the prospectus supplement relating to the series of preferred stock.

The dividends may be cumulative or noncumulative, as provided in the prospectus supplement relating to the series of preferred stock. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on the dividend payment date will be lost, and we will have no obligation to pay the dividend accrued for the period, whether or not dividends on the series are declared payable on any future dividend payment dates. Dividends on the shares of each series of preferred stock for which dividends are cumulative will accrue from the date on which we initially issue shares of the series.

Unless otherwise specified in the applicable prospectus supplement, if any preferred stock of any series is outstanding, no full dividends shall be declared or paid or set apart for payment on the preferred stock of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of such series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend preferred stock) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred stock of such series.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of such series, all dividends declared upon shares of preferred stock of such series and any other series of preferred stock ranking on a parity as to dividends with such preferred stock shall be declared pro rata among the holders of such series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of such series which may be in arrears.

So long as the shares of any series of the preferred stock are outstanding, we may not, other than as we determine is necessary to maintain our status as a REIT, declare any dividends on any shares of common stock or any other stock ranking as to dividends or distributions of assets junior to the series of preferred stock, or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of junior stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock, other than junior stock which is neither convertible into, nor exchangeable or exercisable for, any securities other than junior stock, unless:

•	full dividends, including if the preferred stock is cumulative, dividends for prior dividend periods, have been paid or declared and set apart for payment on all outstanding shares of the preferred stock of the series and all other classes and series of preferred stock, other than junior stock; and

•	we are not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of preferred stock of the series or any shares of any other preferred stock of any class or series, other than junior stock.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of us, voluntary or involuntary, the holders of each series of the preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to the holders of common stock or any other shares of stock ranking junior as to the distribution to the series of preferred stock, the amount of the liquidation preference per share set forth in the prospectus supplement relating to the series of the preferred stock plus an amount equal to all accumulated and unpaid dividends accrued. If, upon any voluntary or involuntary liquidation, dissolution or winding up of us, the amounts payable with respect to the preferred stock of any series and any other shares of preferred stock, including any other series of the preferred stock, ranking as to the distribution on a parity with the series of the preferred stock are not paid in full, the holders of the preferred stock of the series and of the other shares of our preferred stock will share ratably in any distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the preferred stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each series of the preferred stock will be entitled to no further participation in any distribution of our assets.

Redemption

A series of the preferred stock may be redeemable, in whole or from time to time in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the prospectus supplement relating to the series. Shares of the preferred stock redeemed by us will be restored to the status of authorized but unissued shares of preferred stock.

In the event that fewer than all of the outstanding shares of a series of the preferred stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata, subject to rounding to avoid fractional shares, as may be determined by us or by any other method as may be determined by us in our sole discretion to be equitable. Unless default shall be made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any, from and after the redemption date, dividends shall cease to accumulate on the shares of the preferred stock called for redemption and all rights of the holders thereof, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, shall cease.

So long as any dividends on shares of any series of the preferred stock or any other series of preferred stock ranking on a parity as to dividends and distribution of assets with the series of the preferred stock are in arrears, no shares of any series of the preferred stock or other series of preferred stock will be redeemed, whether by mandatory or optional redemption, unless all of the shares of each series of preferred stock are simultaneously redeemed, and we will not purchase or otherwise acquire any shares; provided, however, that the foregoing will not prevent the purchase or acquisition of the shares pursuant to a purchase or exchange offer made on the same terms to holders of all shares outstanding of each series of preferred stock.

Conversion Rights

The terms, if any, on which shares of preferred stock of any series may be exchanged for or converted, mandatorily or otherwise, into shares of common stock or another series of preferred stock will be set forth in the prospectus supplement relating thereto. See “Description of Common Stock.”

Voting Rights

Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

Any series of preferred stock may provide that, so long as any shares of such series remain outstanding, the holders of such series may vote as a separate class on certain specified matters, which may include changes in NHP’s capitalization, amendments to its charter and mergers and dispositions.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

The provisions of a series of preferred stock may provide for additional rights, remedies and privileges if dividends on such series are in arrears for specified periods, which rights and privileges will be described in the applicable prospectus supplement.

Transfer Agent and Registrar

Unless otherwise indicated in a prospectus supplement relating thereto, The Bank of New York will be the transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the preferred stock.

Restrictions On Ownership

As discussed below under “Description of Common Stock — Restrictions on Transfer,” for NHP to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the stock must be beneficially owned by 100 or more persons or entities during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Therefore, ownership and transfer of each series of preferred stock will be restricted in the same manner as the common stock.

All certificates representing preferred stock will bear a legend referring to the restrictions described above.

DESCRIPTION OF COMMON STOCK

The following description of the terms of our common stock sets forth certain general terms and provisions of the common stock to which any prospectus supplement may relate. The description of certain provisions of our common stock set forth below and in any prospectus supplement do not purport to be complete and are subject to and qualified in their entirety by reference to our amended and restated articles of incorporation, as amended, and our amended and restated bylaws.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.10 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share. At June 30, 2005, there were 67,409,107 shares of our common stock outstanding.

All shares of common stock:

•	participate equally in dividends payable to stockholders of common stock when and as declared by our board of directors and in net assets available for distribution to stockholders of common stock on liquidation or dissolution;

•	have one vote per share on all matters submitted to a vote of the stockholders; and

•	do not have cumulative voting rights in the election of directors.

All issued and outstanding shares of common stock are, and the common stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of the common stock do not have preference, conversion, exchange or preemptive rights. The common stock is listed on the New York Stock Exchange (NYSE Symbol: NHP).

Redemption and Business Combination Provisions

If our board of directors is, at any time and in good faith, of the opinion that direct or indirect ownership of at least 9.9% or more of the voting shares of stock has or may become concentrated in the hands of one beneficial owner, our board of directors has the power:

•	by lot or other means deemed equitable by it to call for the purchase from any stockholder a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the direct or indirect ownership of voting shares of stock of the beneficial owner to a level of no more than 9.9% of the outstanding voting shares of our stock; and

•	to refuse to transfer or issue voting shares of stock to any person or entity whose acquisition of those voting shares would, in the opinion of our board of directors, result in the direct or indirect ownership by that person or entity of more than 9.9% of the outstanding voting shares of our stock.

Further, any transfer of shares, options, warrants or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares of our stock shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any voting shares of stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of the acquisitions are sent, or, if none of these closing sales prices or quotations are available, then the purchase price will be equal to the net asset value of the stock as determined by our board of directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by our board of directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to those shares, except the right to payment of the purchase price for the shares.

Our amended and restated articles of incorporation require that, except in certain circumstances, business combinations between us and a beneficial holder of 10% or more of our outstanding voting stock, a “related person”, be approved by the affirmative vote of at least 90% of our outstanding voting stock or, in advance and unanimously, by our board of directors. A business combination is defined in our amended and restated articles of incorporation as:

•	any merger or consolidation with or into a related person;

•	any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any “substantial part” of our assets, including without limitation any voting securities of a subsidiary, to a related person;

•	any merger or consolidation of a related person with or into us;

•	any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a related person to us;

•	the issuance of any of our securities to a related person, other than by way of pro rata distribution to all stockholders; and

•	any agreement, contract or other arrangement providing for any of the above.

Pursuant to our amended and restated articles of incorporation, our board of directors is classified into three classes. Each class of directors serves for a term of three years, with one class being elected each year. As of the date of this prospectus, there are 8 directors, divided into three classes consisting of three, three and two directors.

The foregoing provisions of our amended and restated articles of incorporation and certain other matters may not be amended without the affirmative vote of at least 90% of our outstanding voting stock.

The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium. Our board of directors’ authority to issue and establish the terms of currently authorized preferred stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See “Description of Preferred Stock.” The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares, deprive stockholders of opportunities to sell at a temporarily higher market price. However, our board of directors believes that inclusion of the business combination provisions in our amended and restated articles of incorporation may help assure fair treatment of stockholders and preserve our assets.

The foregoing summary of certain provisions of our amended and restated articles of incorporation does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and our amended and restated articles of incorporation, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Transfer Agent and Registrar

Unless otherwise indicated in a prospectus supplement relating thereto, The Bank of New York is the transfer agent and registrar of the common stock.

Restrictions on Transfer

For NHP to qualify as a REIT under the Internal Revenue Code of 1986, as amended:

1)	Not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly (after application of certain attribution rules), by five or fewer individuals at any time during the last half of its taxable year; and
2)	Its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

In order to ensure that requirement (1) above is satisfied, our board of directors has the power to refuse to transfer shares of our capital stock to any person or entity whose acquisition of such shares would result in the direct or indirect ownership of more than 9.9% in value of the outstanding capital stock.

In connection with the foregoing, if our board of directors, at any time and in good faith, believes that direct or indirect ownership (as determined under applicable federal tax attribution rules) in excess of this ownership limit has or may become concentrated in the hands of one beneficial owner, the board of directors has the power to refuse to transfer or issue these excess shares to a person or entity whose acquisition of such excess shares would cause a beneficial holder to exceed the ownership limit. Further, any transfer of excess shares that would cause a beneficial owner to hold shares of capital stock in excess of the ownership limit shall be deemed void, and the intended transferee shall be deemed never to have had an interest therein.

If at any time there is a transfer in violation of these restrictions, our board of directors may treat the excess shares as having been transferred to NHP, as trustee for the benefit of such persons or entities to whom the excess shares are later transferred. Subject to any right NHP may have to purchase the excess shares, the interest in the trust representing the excess shares shall be freely transferable by the intended transferee at a price that does not exceed the price paid by the intended transferee of the excess shares. Excess shares do not have voting rights, and will not be considered for the purpose of any shareholder vote or determining a quorum, but will continue to be reflected as issued and outstanding stock. NHP will not pay dividends with respect to excess shares. NHP may purchase excess shares for the market price. The market price for any stock so purchased shall be equal to the fair market value of such shares reflected in:

•	The closing sales price for the stock, if then listed on a national securities exchange;

•	The average closing sales price of such stock, if then listed on more than one national securities exchange; or

•	If the stock is not then listed on a national securities exchange, the latest bid quotation for the stock if then traded over-the-counter, as of the day immediately preceding the date on which notices of such purchase are sent by NHP.

If no such closing sales prices or quotations are available, the purchase price shall equal the net asset value of such stock as determined by our board of directors in accordance with applicable law.

All certificates representing shares of common stock bear a legend referring to the restrictions described above.

These restrictions may have the effect of preventing an acquisition of control of NHP by a third party.

DESCRIPTION OF SECURITIES WARRANTS

The following information outlines some of the provisions of each warrant agreement, the warrants and the warrant certificates. This information may not be complete in all respects and is qualified entirely by reference to the relevant warrant agreement with respect to the warrants of any particular series. The specific terms of any series of warrants will be described in the relevant prospectus supplement. If so described in a prospectus supplement, the terms of that series of warrants may differ from the general description of terms presented below.

General

NHP may issue warrants for the purchase of its debt securities, preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock, and may be attached to or separate from those securities.

Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. The warrant agent will act solely as our agent in connection with the securities warrant certificates relating to the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrant certificates or beneficial owners of securities warrants.

The relevant prospectus supplement relating to a series of warrants will mention the name and address of the warrant agent. The relevant prospectus supplement will describe the terms of the warrant agreement and the series of warrants in respect of which this prospectus is being delivered, including

•	the offering price;

•	the currency for which such warrants may be purchased;

•	the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	the date which the warrants and the related securities will be separately transferable;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities that can be purchased upon exercise of one warrant, and the price and currency for purchasing those debt securities upon exercise and, in the case of warrants to purchase preferred stock, or common stock, the number of shares of preferred stock, or common stock, as the case may be, that can be purchased upon the exercise of one warrant, and the price for purchasing such shares upon this exercise;

•	the dates on which the right to exercise the warrants will commence and expire and, if the warrants are not continuously exercisable, any dates on which the warrants are not exercisable;

•	certain federal income tax consequences of holding or exercising those warrants;

•	whether the warrants or related securities will be listed on any securities exchange;

•	the terms of the securities issuable upon exercise of those warrants;

•	whether the warrants will be issued in global or certificated form; and

•	any other terms of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, may be presented for transfer registration, and may be exercised at the warrant agent’s corporate trust office or any other office indicated in the relevant prospectus supplement. If the warrants are not separately transferable from the securities with which they were issued, this exchange may take place only if the certificates representing such related securities are also exchanged. Prior to warrant exercise, warrantholders will not have any rights as holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase preferred stock or common stock, the right to receive any dividends, or payments upon NHP’s liquidation, dissolution or winding up or to exercise any voting rights.

Where appropriate, the applicable prospectus supplement will describe the U.S. federal income tax considerations relevant to the warrants.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities specified in the relevant prospectus supplement at the exercise price mentioned in, or calculated as described in, the relevant prospectus supplement. Unless otherwise specified in the relevant prospectus supplement, warrants may be exercised at any time up to 5:00 p.m., New York time, on the expiration date mentioned in that prospectus supplement. After 5:00 p.m., New York time, on the expiration date, unexercised warrants will become void.

Warrants may be exercised by delivery of the warrant certificate representing the warrants to be exercised, or in the case of global securities, as described under “Global Securities” on page 9 above, by delivery of an exercise notice for those warrants, together with certain information, and payment to the warrant agent in immediately available funds, as provided in the relevant prospectus supplement, of the required purchase amount. The information required to be delivered will be on the reverse side of the warrant certificate and in the relevant prospectus supplement. Upon receipt of such payment and the warrant certificate or exercise notice properly executed at the warrant agent’s corporate trust office or any other office indicated in the relevant prospectus supplement, NHP will, in the time period the relevant warrant agreement provides, issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants unless the unexercised warrants have become void.

If mentioned in the relevant prospectus supplement, securities may be surrendered as all or part of the exercise price for warrants.

Antidilution Provisions

In the case of warrants to purchase common stock, the exercise price payable and the number of common stock shares to be purchased upon warrant exercise may be adjusted in certain events, including

•	the issuance of a stock dividend to common stockholders or a combination, subdivision or reclassification of common stock;

•	the issuance of rights, warrants or options to all common stockholders entitling them to purchase common stock for an aggregate consideration per share less than the current market price per common stock share,

•	any NHP distribution to its common stockholders of evidences of NHP indebtedness or of assets, excluding cash dividends or distributions referred to above and,

•	any other events mentioned in the relevant prospectus supplement.

No adjustment in the number of shares of common stock purchasable upon warrant exercise will be required until cumulative adjustments require an adjustment of at least 1% of such number. No fractional shares will be issued upon warrant exercise, but NHP will pay the cash value of any fractional shares otherwise issuable.

Modification

NHP and the relevant warrant agent may amend any warrant agreement and the terms of the related warrants by executing a supplemental warrant agreement, without any such warrantholder’s consent, for the purpose of

•	curing any ambiguity, any defective or inconsistent provision contained in the warrant agreement, or making any other corrections to the warrant agreement that are not inconsistent with the provisions of the warrant certificates;

•	evidencing the succession of another corporation to NHP and their assumption of NHP’s covenants contained in the warrant agreement and the warrants;

•	appointing a successor depositary, if the warrants are issued in the form of global securities;

•	evidencing a successor warrant agent’s acceptance of appointment with respect to the warrants;

•	adding to NHP’s covenants for the warrantholders’ benefit or surrendering any right or power conferred upon NHP under the warrant agreement issuing warrants in definitive form, if such warrants are initially issued in the form of global securities; or

•	amending the warrant agreement and the warrants as NHP deems necessary or desirable and that will not adversely affect the warrantholders’ interests in any material respect.

NHP and the warrant agent may also amend any warrant agreement and the related warrants by a supplemental agreement with the consent of the holders of a majority of the unexercised warrants such amendment affects, for the purpose of adding, modifying or eliminating any of the warrant agreement’s provisions or of modifying the holders’ rights. However, no such amendment that

•	changes the number or amount of securities purchasable upon warrant exercise so as to reduce the number of securities receivable upon this exercise;

•	shortens the time period during which the warrants may be exercised;

•	otherwise adversely affects the exercise rights of such warrantholders in any material respect; or

•	reduces the number of unexercised warrants the consent of holders of which is required for amending the warrant agreement or the related warrants may be made without the consent of each holder affected by that amendment.

Consolidation, Merger and Sale of Assets

Each warrant agreement will provide that NHP may consolidate or merge with or into any other corporation or sell, lease, transfer or convey all or substantially all of its assets to any other corporation, provided that

•	either NHP must be the continuing corporation, or the corporation other than NHP formed by or resulting from any consolidation or merger or that receives the assets must be organized and existing under U.S. or state law and must assume NHP’s obligations for the unexercised warrants and the performance of all covenants and conditions of the relevant warrant agreement and

•	NHP or that successor corporation must not immediately be in default under that warrant agreement.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as NHP’s agent under the relevant warrant agreement and will not assume any obligation or relationship of agency or trust for any warrantholder. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case NHP defaults in performing its obligations under the relevant warrant agreement or warrant, including any duty or responsibility to initiate any legal proceedings or to make any demand upon NHP. Any warrantholder may, without the warrant agent’s consent or of any other warrantholder, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that warrant.

Replacement of Warrant Certificates

NHP will replace any destroyed, lost, stolen or mutilated warrant certificate upon delivery to NHP and the relevant warrant agent of evidence satisfactory to them of the ownership of that warrant certificate and of the destruction, loss, theft or mutilation of that warrant certificate, and (in the case of mutilation) surrender of that warrant certificate to the relevant warrant agent, unless NHP or the warrant agent has received notice that the warrant certificate has been acquired by a bona fide purchaser. That warrantholder will also be required to provide indemnity satisfactory to the relevant warrant agent and NHP before a replacement warrant certificate will be issued.

Title

NHP, the warrant agents and any of their agents may treat the registered holder of any warrant certificate as the absolute owner of the warrants evidenced by that certificate for any purpose and as the person or entity entitled to exercise the rights attaching to the warrants so requested, despite any notice to the contrary. See “Global Securities” on page 8 above.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus from time to time. Registration of the securities covered by this prospectus does not mean, however, that those securities will necessarily be offered or sold.

We may sell the securities separately or together:

•	through one or more underwriters or dealers in a public offering and sale by them;

•	directly to investors; or

•	through agents.

We may sell the securities from time to time:

•	in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We will describe the method of distribution of the securities and the terms of the offering in the prospectus supplement.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities being distributed if they purchase any of the securities.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or in a post-effective amendment.

If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase offered securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date or dates. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchasers under any delayed delivery contract will not be subject to any conditions except:

•	the purchase of the offered securities must not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject; and

•	if the offered securities are also being sold to underwriters, we will have sold to the underwriters the offered securities not sold for delayed delivery.

The underwriters, dealers and other persons will not have any responsibility for the validity or performance of these contracts. The prospectus supplement relating to the contracts will set forth the price to be paid for securities under the contracts, the commission payable for solicitation of the contracts and the date or dates in the future for delivery of offered securities under the contracts.

Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us. In no event will the aggregate discounts, concessions and commissions to any underwriters, dealers or agents exceed eight percent of the gross proceeds. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Shares of our common stock are quoted on the New York Stock Exchange. Unless otherwise specified in the related prospectus supplement, all securities we offer, other than common stock, will be new issues of securities with no established trading market. Any underwriter may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We may apply to list any series of debt securities, preferred stock or warrants on an exchange, but we are not obligated to do so. Therefore, there may not be liquidity or a trading market for any series of securities.

In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

Underwriters, dealers or agents who may become involved in the sale of our securities may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive compensation.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by O’Melveny & Myers LLP. Unless otherwise specified in an applicable prospectus supplement, Sidley Austin Brown & Wood LLP will act as counsel for the underwriters or agents, if any. Paul C. Pringle, a partner at Sidley Austin Brown & Wood LLP, owns 51,090 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited NHP’s consolidated financial statements and schedules included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. NHP’s financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file current, quarterly and annual reports, proxy statements and other information required by the Exchange Act with the SEC. You may read and copy any of these filed documents at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s internet site at http://www.sec.gov.

Our website is http://www.nhp-reit.com (which is not intended to be an active hyperlink in this prospectus). We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on

Form 10-Q, current reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, connected to or that can be accessed via our website is not part of this prospectus.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of that Registration Statement, does not include all the information contained in that Registration Statement and its exhibits. For further information with respect to us and our securities, you should consult the Registration Statement and its exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying through the entities listed above.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC and any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete or terminated:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005; and

•	our current reports on Form 8-K, dated February 3, 2005, February 24, 2005, April 7, 2005, May 4, 2005, May 18, 2005 and August 3, 2005.

You may request a copy of these filings, at no cost, by writing or calling us at the following address:

Nationwide Health Properties, Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

Attention: David Snyder

Telephone number: (949) 718-4400

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

CAUTIONARY STATEMENTS

This prospectus and the accompanying prospectus supplement and the documents incorporated by reference may include statements that may constitute “forward-looking statements” within the meaning of federal securities laws. One can identify these forward-looking statements by their use of words such as “expects,”

“plans,” “will,” “estimates,” “forecasts,” “projects” and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company’s growth strategy and financial results. One must carefully consider any such statement and should understand that many factors could cause actual results to differ materially from our forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Information regarding important factors that could cause actual results to differ, perhaps materially, from the anticipated results in our forward-looking statements is contained from time to time in our annual and quarterly report filings with the SEC, including under the caption “Item 1 – Business – Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2004, which is incorporated into this prospectus by reference. See “Where You Can Find More Information” on page 20 for information on how to obtain a copy of this annual report.

We undertake no obligation to update any forward-looking statements or to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

$1,250,000,000

Nationwide Health

Properties, Inc.

Debt Securities

Preferred Stock

Common Stock

Securities Warrants

PROSPECTUS